Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND

MANAGEMENT INFORMATION CIRCULAR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 20, 2022

August 5, 2022

TABLE OF CONTENTS

Notice of Annual Meeting of Shareholders	iii

Letter to Shareholders	v

Management Information Circular	7

Attending and Voting at the Meeting	7

General	7

Instructions for Logging-In and Voting at the Virtual Meeting	9

Registered Shareholders	10

Non-Registered Shareholders	11

Submitting Questions	11

Revocation of Proxies	11

Notice to United States Shareholders	12

Voting and Exercise of Discretion by Proxies	12

Voting of Proxies	12

Quorum	13

Information for Beneficial Holders of Securities	13

Voting Securities and Principal Holders Thereof	14

Shares	14

Preferred Shares	14

Eligibility for Voting	14

Matters to be Considered at the Meeting	15

1. Financial Statements	15

2. Election of Directors	15

3. Appointment of Auditors	33

Compensation	33

Compensation Governance	33

Compensation Discussion and Analysis	35

Compensation – Named Executive Officers	41

Employment Agreements – Named Executive Officers	46

Compensation – Directors	52

Securities Authorized for Issuance Under Equity Compensation Plans	56

Statement of Governance Practices	56

Overall Approach	56

Nasdaq Corporate Governance	56

(i)

Canadian Corporate Governance	57

Governance Highlights	57

Composition of Board of Directors and Independence	58

Nomination of Directors	58

Term Limits	59

Board Assessments	59

Mandate of the Board	59

Position Descriptions	60

Orientation and Continuing Education	60

Ethical Business Conduct	60

Whistleblower Policy	61

Insider Trading Policy	61

Disclosure and Confidential Information Policy	61

Diversity	62

Conflicts of Interest	63

Committees of the Board	63

Board Interlocks	68

Succession Planning	69

Environmental, Social and Governance	69

Shareholder Engagement	69

Risk Oversight	69

Equity Incentive Plans	70

Omnibus Incentive Plan	70

Legacy Incentive Plan	76

Directors’ and Officers’ Insurance and Indemnification	77

Indebtedness of Directors and Officers	77

Interests of Certain Persons or Companies in Matters to be Acted Upon	77

Interest of Informed Persons in Material Transactions	77

Other Business	77

Additional Information	78

Approval of Directors	78

(ii)

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of shareholders of Algoma Steel Group Inc. (the “Company”) will be held in a virtual-only format via live audio webcast on September 20, 2022 at 10:00 a.m. (Toronto time) via the TSX Trust Virtual Meeting Platform at URL: https://virtual-meetings.tsxtrust.com/1393, Meeting ID: 1393 and Password: algoma2022 (case sensitive).

The Meeting will be held for the following purposes:

1.	TO RECEIVE the financial statements of the Company and the auditors’ report thereon, for the year ended March 31, 2022;

2.	TO ELECT members of the board of directors of the Company;

3.	TO APPOINT auditors and to authorize the board of directors of the Company to fix their remuneration; and

4.	TO TRANSACT such other business as may properly come before the Meeting or any adjournment thereof.

Holders of common shares of the Company (collectively, “Shareholders”) of record at the close of business on August 8, 2022 (the “Record Date”) will be entitled to vote at the Meeting.

In order to proactively address the continuing public health impacts of COVID-19 and to mitigate risks to the health and safety of our Shareholders, employees, communities and other stakeholders, the Company will hold the Meeting as a virtual-only shareholders meeting with the opportunity for certain attendees to participate electronically. By conducting the Meeting online, the Board is aiming to limit travel and social contact related to the Meeting and, as such, minimize the contamination risks posed by large-in person gatherings in light of the ongoing public health concerns related to COVID-19.

Shareholders will not be able to attend the Meeting in person. At the virtual Meeting, registered Shareholders and duly appointed proxyholders will have an opportunity to participate, ask questions and vote, all in real time through a web-based platform. Non-registered Shareholders must carefully follow the procedures set out in the Information Circular in order to vote virtually at the Meeting and ask questions. Guests, including non-registered Shareholders who have not been duly appointed as proxyholders, can log into the virtual Meeting as a guest. Guests may listen to the Meeting and ask questions via a text/chat feature, but will not be entitled to vote at the Meeting.

In order to attend the Meeting virtually, Shareholders should log in at https://virtual-meetings.tsxtrust.com/1393 at least 15 minutes prior to the start of the Meeting. In order to log in, registered Shareholders will be required to provide the password (algoma2022) and their control number to vote at the Meeting. Alternatively, Shareholders can take steps to submit their votes by proxy by following the instructions below and as further set out in the accompanying Circular.

If you are a registered Shareholder and are unable to attend the Meeting virtually, please complete, sign, date and return the enclosed form of proxy to ‘Att. Proxy Dept’, TSX Trust Company, 301-100 Adelaide Street West, Toronto, Ontario M5H 4H1, or by facsimile to 416-595-9593, or complete the form of proxy by such other method as is identified, and pursuant to any instructions contained, in the form of proxy. In order to be valid for use at the Meeting, proxies must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered Shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

Further information with respect to voting by proxy is included in the accompanying Circular. If you have any questions or need assistance with the completion and delivery of your proxy, please contact the Company’s Vice President, Strategy and General Counsel, John Naccarato, by email at John.Naccarato@algoma.com.

DATED at Sault Ste. Marie, Ontario this 5th day of August, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

“Andy Harshaw”

Chair of the Board of Directors
Algoma Steel Group Inc.

- iv -

LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to invite you to the annual meeting (the “Meeting”) of the holders of common shares (collectively, “Shareholders”) of Algoma Steel Group Inc. (“Algoma” or the “Company”) to be held in a virtual-only format via live audio webcast at https://virtual-meetings.tsxtrust.com/1393 on September 20, 2022 at 10:00 a.m. (Toronto time).

The financial year ended March 31, 2022 was a transformational year for Algoma. In addition to seeing continued growth in our business, the Company completed a merger (the “Merger”) with Legato Merger Corp. (“Legato”), as a result of which the Company’s common shares are now listed on the Toronto Stock Exchange (“TSX”) and The Nasdaq Stock Market (“Nasdaq”) under the symbol “ASTL”, and the Company’s warrants are listed on the TSX under the symbol “ASTL.WT” and on Nasdaq under the symbol “ASTLW”. The Meeting marks our first annual general meeting as a public company, and we look forward to using the occasion to celebrate our past success and talk about the future.

The enclosed management information circular describes the business to be conducted at the Meeting and provides information on the Company’s executive compensation and corporate governance practices. At the Meeting, there will be an opportunity to ask questions and meet with management and the board of directors of the Company. We look forward to providing you with an update on the Company’s recent achievements and our plans for the future.

In order to proactively address the continuing public health impacts of COVID-19 and to mitigate risks to the health and safety of our Shareholders, employees, communities and other stakeholders, the Company will hold the Meeting as a virtual-only shareholders meeting with the opportunity for certain attendees to participate electronically. By conducting the Meeting online, the Board is aiming to limit travel and social contact related to the Meeting and, as such, minimize the contamination risks posed by large-in person gatherings in light of the ongoing public health concerns related to COVID-19. While Shareholders will not be able to attend the Meeting in person, the online platform will provide each Shareholder with an equal opportunity to participate in real time and vote at the Meeting, regardless of geographic location or particular circumstances.

Since the Merger, Algoma has reported strong financial results, ending the year with record revenues, profitability and cash flows. The fiscal year ended March 31, 2022 saw us return to public markets and generate significant cash flow, enabling us to realize on our organic growth strategy while pursuing a capital allocation policy. In July 2022, the Company completed the next phase of its capital allocation program to provide an efficient and equitable means of providing value to its Shareholders, with the US$400 million share buy-back from its substantial issuer bid. We further enhanced our balance sheet by repaying all of our outstanding senior debt at par and commenced construction of our transformative electric arc furnace (“EAF”) project, which is advancing as planned towards a 2024 startup. Armed with our robust balance sheet, strong projected cash flows, and funding to support the transformation to electric arc steelmaking, we are driving the process that is expected to substantially increase our production capacity while dramatically reducing our carbon emissions, resulting in additional long-term value for our stakeholders.

- v -

We look forward to welcoming you at the Meeting and thank you for your continued support.

Sincerely,

Andy Harshaw, Chair of the Board,

and

Michael Garcia, Chief Executive Officer and Director

- vi -

MANAGEMENT INFORMATION CIRCULAR

Unless otherwise noted or the context otherwise indicates, the “Company”, “Algoma”, “us”, “we” or “our” refer to Algoma Steel Group Inc., together with its direct and indirect subsidiaries and predecessors or other entities controlled by it or them on a combined basis. Unless otherwise indicated herein, all references to dollars, “$” or “C$” are to Canadian dollars and all references to “US$” are to U.S. dollars. The board of directors of the Company is referred to herein as the “Board” or the “Directors”, and a “Director” means any one of them.

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by or on behalf of management of the Company, for use at the annual meeting (the “Meeting”) of holders (“Shareholders”) of common shares (the “Shares”) of the Company scheduled to be held in a virtual-only format via live audio webcast at https://virtual-meetings.tsxtrust.com/1393 on September 20, 2022 at 10:00 a.m. (Toronto time), and at all postponements or adjournments thereof, for the purposes set forth in the accompanying notice of the Meeting (the “Notice of Meeting”). Shareholders of record at the close of business on August 8, 2022 (the “Record Date”) will be entitled to vote at the Meeting.

In order to proactively address the continuing public health impacts of COVID-19 and to mitigate risks to the health and safety of our Shareholders, employees, communities and other stakeholders, the Company will hold the Meeting as a virtual-only shareholders meeting with the opportunity for certain attendees to participate electronically. By conducting the Meeting online, the Board is aiming to limit travel and social contact related to the Meeting and, as such, minimize the contamination risks posed by large-in person gatherings in light of the ongoing public health concerns related to COVID-19. Shareholders will have an equal opportunity to participate at the Meeting online regardless of their geographic location. We look forward to providing you with an update on the Company’s recent achievements and our plans for the future. A summary of the information Shareholders will need to attend the Meeting online is provided below under “Attending and Voting at the Meeting”.

Except as otherwise stated in this Information Circular, the information contained herein is given as of August 5, 2022.

ATTENDING AND VOTING AT THE MEETING

General

The solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by email, internet, facsimile or other means of communication by regular employees, officers and directors of the Company at nominal cost. The cost of such solicitation by management will be borne by the Company. The Company has also engaged TMX Investor Solutions Inc. as proxy solicitation agent at a customary fee to assist with the solicitation of proxies. For questions on voting your shares, please contact TMX Investor

Solutions Inc., by email at INFO_TMXIS@tmx.com or by telephone at (800) 290-1473 (toll free within North America). Except as otherwise stated, the information contained herein is given as of August 5, 2022.

Only registered Shareholders or their duly appointed proxy nominees are permitted to vote at the Meeting. You are a non-registered or beneficial Shareholder if your Shares are registered in the name of an intermediary, such as an investment dealer, bank, trust company, trustee, custodian, or other nominee, or a clearing agency in which the intermediary participates (a “Beneficial Holder”).

These materials are being sent to both registered Shareholders and Beneficial Holders. If you are a Beneficial Holder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the securities on your behalf.

Beneficial Holders who have not objected to their intermediary disclosing certain information about them to the Company are referred to as “NOBOs”, whereas Beneficial Holders who have objected to their intermediary disclosing ownership information about them to the Company are referred to as “OBOs”. In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company has elected to send the Notice of Meeting, this Information Circular, the Company’s audited consolidated financial statements and the auditors’ report thereon and management’s discussion and analysis for the fiscal year ended March 31, 2022 and the related form of proxy or voting instruction form (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly to the OBOs through their intermediaries. By choosing to send the Meeting Materials directly to NOBOs, the Company (and not the intermediary holding Shares on behalf of the NOBOs), has assumed responsibility for (i) delivering the Meeting Materials to the NOBOs, and (ii) executing their proper voting instructions.

Copies of the Company’s current annual report on Form 20-F (“Annual Report”) as well as the financial statements of the Company for the year ended March 31, 2022, together with the auditors’ report thereon and the related management’s discussion and analysis (“MD&A”), are available on the Company’s website at and on the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and on the United States Securities and Exchange Commission’s (“SEC”) Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov.

The Company will be relying on the notice-and-access delivery procedures outlined in NI 54-101 to distribute copies of proxy-related materials in connection with the Meeting. Under notice-and-access, the Company is permitted, as an alternative to sending paper copies of the Meeting Materials to Shareholders, to provide to Shareholders as of the Record Date a notice containing, among other things, information regarding how to access the Meeting Materials online as well as how to obtain paper copies of the Meeting Materials free of charge. The Meeting Materials are available electronically at www.sedar.com and also on the website of TSX Trust Company (“TSX Trust”) at: https://docs.tsxtrust.com/2329. Shareholders who wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, should call 1-866-600-5869 or email tsxtis@tmx.com. In order to receive a paper copy in time to vote before the Meeting, your request should be received by no later than September 9, 2022.

We anticipate that notice-and-access will directly benefit the Company through substantial reductions in postage and printing costs. We believe that notice-and-access is an environmentally responsible method of communicating with our Shareholders by reducing the large volume of paper documents generated by printing proxy-related materials. A form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder) is included with this notice along with instructions on how to vote.

Instructions for Logging-In and Voting at the Virtual Meeting

The Meeting will be hosted virtually via live audio webcast at https://virtual-meetings.tsxtrust.com/1393 (Password: algoma2022 (case sensitive)).

Registered Shareholders entitled to vote at the Meeting may attend and vote at the Meeting virtually by following the steps listed below:

1.	Type in https://virtual-meetings.tsxtrust.com/1393 on your browser at least 15 minutes before the Meeting starts.

2.	Click on “I have a control number/meeting access number”.

3.	As your user name, enter your 12-digit control number (on your proxy form).

4.	Enter the password: algoma2022 (case sensitive).

5.

When the polls are declared open, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.

Beneficial Shareholders who wish to vote at the meeting, may vote virtually by following the steps listed below:

1.	Appoint yourself as proxyholder by writing your name in the space provided on the form of proxy or voting instruction form.

2.	Sign and send it to your intermediary, following the voting deadline and submission instructions on the voting instruction form.

3.	Obtain a control number by contacting TSX Trust by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here: https://tsxtrust.com/resource/en/75.

4.	Type in https://virtual-meetings.tsxtrust.com/1393 on your browser at least 15 minutes before the Meeting starts.

5.	Click on “I have a control number”.

6.	As user name, enter the control number provided by tsxtrustproxyvoting@tmx.com.

7.	Enter the password: algoma2022 (case sensitive).

8.

When the polls are declared open, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.

If you are a registered Shareholder and you want to appoint someone else (other than the Management nominees) to vote online at the Meeting, you must first submit your proxy indicating who you are appointing. You or your appointee must then register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here: https://tsxtrust.com/resource/en/75.

If you are a Beneficial Holder and want to vote online at the Meeting, you must appoint yourself as proxyholder and register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here: https://tsxtrust.com/resource/en/75.

If you have not been given a control number, you may login as a Guest and will have the opportunity to listen and ask questions at the meeting. Guests can also listen to the Meeting by following the steps below:

1.	Type in https://virtual-meetings.tsxtrust.com/1393 on your browser at least 15 minutes before the Meeting starts. Please do not do a Google Search. Do not use Internet Explorer.

2.	Click on “I am a Guest”.

If you have any questions, please don’t hesitate to contact our proxy solicitation agent, TMX Investor Solutions Inc. as indicated on the back page of this Information Circular.

Registered Shareholders

Each management proxy nominee named in the form of proxy accompanying this Information Circular is a director or an officer of the Company. A Shareholder desiring to appoint some other person (who need not be a Shareholder) to represent, attend and act on behalf of the Shareholder at the Meeting may do so either by inserting such person’s name in the blank space provided in that form of proxy or by completing another proper form of proxy. Registering your third-party proxyholder with TSX Trust is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a unique number (“Control Number”) that is required for them to vote at the Meeting and, consequently, only being able to attend the Meeting as a guest. To register a third-party proxyholder, Shareholders must email tsxtrustproxyvoting@tmx.com and complete the “Request for Control Number” form at https://tsxtrust.com/resource/en/75 by 10:00 a.m. (Toronto time) on September 16, 2022, or not later than 10:00 a.m. (Toronto time) on the date that is two business days immediately prior to any adjournment or postponement of the Meeting, and provide TSX Trust with the required proxyholder contact information. TSX Trust will then provide the proxyholder with a Control Number by email after the proxy voting deadline has passed. This Control Number is required for the purpose of logging in to the Meeting.

The proxy must be properly completed, signed, dated and (i) deposited with TSX Trust, the Company’s registrar and transfer agent, at the address indicated on the enclosed envelope so that it is received prior to 10:00 a.m. (Toronto time) on September 16, 2022, or at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or (ii) deposited with the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting. The Chairman of the Meeting has the discretion to accept late proxies.

To the extent that registered Shareholders have not received their proxy or a Control Number, they should contact the Investor Services Team at tsxtis@tmx.com before 10:00 a.m. (Toronto time) on September 16, 2022, (Toronto time) or on the date that is two business days immediately prior to any adjournment or postponement of the Meeting.

As an alternative to voting virtually at the Meeting or through delivering a form of proxy as described above, a registered Shareholder (i.e. a Shareholder whose name appears on the certificate(s) representing its Shares) may vote via the Internet or fax. To vote using the Internet, a registered Shareholder must go to the website specified on the enclosed form of proxy, enter the Control Number set out on the form of proxy and then follow the voting instructions on the screen.

If you vote by using the Internet, DO NOT complete or return the enclosed form of proxy. Submitting your vote by mail, fax, Internet or virtually at the Meeting are the only methods to vote Shares held in the name of a Company. Submitting your vote by mail, fax or using the Internet are the only methods by which a Shareholder may appoint a person as proxy nominee, other than the management proxy nominees named in the form of proxy accompanying this Information Circular, to represent, attend and act on behalf of the Shareholder at the Meeting.

Each registered Shareholder submitting a proxy has the right to appoint a person or company other than the persons named in the accompanying form of proxy to represent the registered Shareholder at the Meeting. A registered Shareholder may exercise this right by inserting the name of the desired representative in the blank space provided, or by completing another form of proxy, and in either case depositing the proxy with TSX Trust at the place and within the time specified above for the deposit of proxies. The proxyholder does not need to be a shareholder of the Company.

Non-Registered Shareholders

If you are a NOBO, please complete and return the voting instruction form (as opposed to the form of proxy) accompanying this Information Circular as specified in the voting instruction form. The voting instruction form applicable to NOBOs allows for voting via the internet, mail or fax. Please refer to the voting instruction form for more details.

If you are an OBO, the intermediary holding the Shares on your behalf is required to forward the Meeting Materials to you (unless you have waived your right to receive them) and to seek your instructions on how to vote your Shares in respect of each of the matters described in this Information Circular to be voted on at the Meeting. Each intermediary has its own procedures that should be carefully followed by Beneficial Holders who are OBOs to ensure that their Shares are voted by the intermediary on their behalf at the Meeting.

These procedures may allow for voting via the internet, by mail and/or by facsimile. The applicable instructions for each such method of voting will be set out in the form of proxy or voting instruction form provided by the intermediary. OBOs should contact their intermediary and carefully follow the voting instructions provided by such intermediary. Alternatively, OBOs who wish to vote their Shares virtually at the Meeting may do so by appointing themselves as the proxy nominee by writing their own name in the space provided on the form of proxy or voting instruction form provided to them by the intermediary and following the intermediary’s instructions for return of the executed form of proxy or voting instruction form.

Submitting Questions

Registered Shareholders and Beneficial Holders who have appointed themselves as proxyholder and obtained a control number are eligible to ask questions at any time. While logged in for the Meeting, the Shareholder will be able to submit questions online by clicking on the “Ask a Question” button. Following the conclusion of the formal business to be conducted at the Meeting, the Company will invite questions and comments from Registered Shareholders or proxy appointees participating through the TSX Trust meeting platform who may submit their questions or comments by clicking on the “Ask a Question” button within the TSX Trust meeting platform to type their message or question. Messages or questions can be submitted at anytime during the Q&A session and until such time as the Chairman ends the session.

Revocation of Proxies

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the Shareholder or by his or her attorney authorized in writing, and deposited either: (i) with TSX Trust no later than 10:00 a.m. (Toronto time) on September 16, 2022 or the second business day preceding the day of any adjourned or postponed Meeting; (ii) at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the Meeting or any adjourned or postponed Meeting; (iii) with the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting; or (iv) in any other manner permitted by law.

Notice to United States Shareholders

Algoma is a corporation organized under the laws of the Province of British Columbia, Canada, and is a foreign private issuer within the meaning of Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the Exchange Act, and Regulation 14A thereunder, by virtue of an exemption available to proxy solicitations by foreign private issuers. Accordingly, the solicitation contemplated herein is being made to United States shareholders only in accordance with Canadian corporate and securities laws and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada.

United States shareholders should be aware that such requirements are different from those of the United States applicable to proxy statements under the Exchange Act. Specifically, information contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The enforcement by shareholders of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that the Company is incorporated or organized outside the United States, that some or all of its officers and directors and the experts named herein are residents of a country other than the United States, and that all or a substantial portion of the assets of the Company and such persons are located outside the United States.

As a result, it may be difficult or impossible for the United States shareholders to effect service of process within the United States upon the Company, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.

In addition, the United States shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws, or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.

VOTING AND EXERCISE OF DISCRETION BY PROXIES

Voting of Proxies

The persons named in the form of proxy and voting instruction form will vote, or withhold from voting, the Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the instructions of the Shareholder as indicated on the form of proxy and voting instruction form. In the absence of such specification, such Shares will be voted at the Meeting as follows:

•	FOR the election of those persons listed in this Information Circular as the proposed Directors for the ensuing year; and

•	FOR the appointment of Deloitte LLP, Chartered Accountants, as auditor of the Company for the ensuing year and to authorize the Board to fix the auditor’s remuneration.

For more information on these issues, please see the section entitled “Matters to be Considered at the Meeting” in this Information Circular.

The persons appointed under the form of proxy and voting instruction form are conferred with discretionary authority with respect to amendments to or variations of matters identified in the form of proxy and voting instruction form and the Notice of Meeting and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the form of proxy and voting instruction form to vote in accordance with their best judgment on such matter or business. As at the date of this Information Circular, the Directors know of no such amendments, variations or other matters.

Quorum

A quorum for the transaction of business at the Meeting or any adjournment thereof shall be two persons present and entitled to vote at the Meeting that hold, or represent by proxy, not less than 25% of the votes attached to the outstanding Shares entitled to vote at the Meeting.

INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES

Information set forth in this section is very important to persons who hold Shares otherwise than in their own names. A Beneficial Holder who beneficially owns Shares that are registered in the name of an intermediary (such as a securities broker, financial institution, trustee, custodian or other nominee who holds securities on behalf of the Beneficial Holder or in the name of a clearing agency in which the intermediary is a participant) should note that only proxies or instructions deposited by securityholders whose names are on the records of the Company as the registered Shareholders can be recognized and acted upon at the Meeting.

Shares that are listed in an account statement provided to a Beneficial Holder by a broker are likely not registered in the Beneficial Holder’s own name on the records of the Company and such Shares are more likely registered in the name of intermediaries. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms) (“CDS”) and, in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks) (“DTC”).

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from Beneficial Holders in advance of securityholder meetings. Every broker or other intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Shares are voted at the Meeting. Often, the voting instruction form supplied to a Beneficial Holder by its broker is identical to that provided to registered securityholders.

However, its purpose is limited to instructing the intermediary how to vote on behalf of the Beneficial Holder. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Solutions (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions representing the voting of the securities to be represented at the Meeting. A Beneficial Holder receiving a Broadridge voting instruction form cannot use that voting instruction form to vote Shares directly at the Meeting. The voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the Shares voted. Proxy-related materials will be sent by the Company directly to NOBOs under NI 54-101. The Company intends to pay for intermediaries to deliver proxy-related materials to “objecting beneficial owners” and Form 54-101F7 (the request for voting instructions), in accordance with NI 54-101.

Beneficial Holders have the right to appoint a person (who need not be a shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of CDS, DTC or their broker or other intermediary, a Beneficial Holder may attend the Meeting as proxy holder for the registered Shareholder and vote their Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Shares as proxyholder for your intermediary, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return it to your intermediary in accordance with the instructions provided by such Intermediary, well in advance of the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of Algoma consists of an unlimited number of Shares without par value and an unlimited number of preferred shares without par value issuable in series (the “Preferred Shares”). As of the date hereof, there were 105,403,930 Shares issued and outstanding, and no Preferred Shares issued and outstanding.

Shares

The Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and The Nasdaq Stock Market (“Nasdaq”) under the symbol “ASTL”.

Holders of the Shares are entitled to one vote per Share on all matters upon which holders of the Shares are entitled to vote at the Meeting.

This summary is qualified by reference to, and is subject to, the detailed provisions of the notice of articles and articles of the Company (the “Articles”).

Preferred Shares

Except as provided in any special rights or restrictions attaching to any series of preferred shares issued from time to time, the holders of preferred shares will not be entitled to receive notice of, attend or vote at any meeting of Shareholders.

Eligibility for Voting

At the Meeting, each holder of Shares of record at the close of business on the Record Date, will be entitled to one vote for each Share held on all matters proposed to come before the Meeting.

Any Shareholder who was a Shareholder on the Record Date shall be entitled to receive notice of and vote at the Meeting or any adjournment thereof, even though he, she or it has since that date disposed of his, her or its Shares, and no Shareholder becoming such after that date shall be entitled to receive notice of and vote at the Meeting or any adjournment thereof or to be treated as a Shareholder of record for purposes of such other action.

Principal Shareholders

To the knowledge of the Company and its executive officers, there are no persons or companies that beneficially own, or control or direct, directly or indirectly, voting securities of the Company carrying 10% or more of the votes attached to any class of voting securities of the Company as of the date hereof.

MATTERS TO BE CONSIDERED AT THE MEETING

1.	Financial Statements

The financial statements of the Company for the year ended March 31, 2022 and the auditors’ report thereon accompanying this Information Circular will be placed before the Shareholders at the Meeting. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions regarding such financial statements, such questions may be brought forward at the Meeting.

2.	Election of Directors

The Company’s Articles provide that the Board is to consist of a minimum of three and a maximum of 20 directors, with the actual number to be determined from time to time by the Board. The Board is currently comprised of ten directors and the present term of office of each Director of the Company will expire upon the election of Directors at the Meeting.

On July 28, 2022, the Board approved an increase in the number of Directors within the maximum permitted, from ten to 12 Directors in order to accommodate the proposed appointment of Ave G. Lethbridge and Sanjay Nakra as new Directors at the Meeting. The Company believes that Ms. Lethbridge and Mr. Nakra will bring a wealth of diverse experience to the Board. It is proposed that each of the persons whose name appears below be elected as a Director of the Company to serve, subject to the Articles and the Business Corporations Act (British Columbia) (the “BCBCA”), until his or her successor is elected at the next annual meeting of Shareholders. All Director nominees have agreed to stand for election or re-election at the Meeting.

The persons named in the form of proxy and voting instruction form, if not expressly directed to the contrary in such form of proxy or voting instruction form, intend to vote for the election, as Directors, of the proposed nominees whose names are set out below. It is not contemplated that any of the proposed nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons named in the form of proxy and voting instruction form reserve the right to vote for another nominee at their discretion.

Investor Rights Agreement

Concurrently with becoming a public company on October 19, 2021, Algoma entered into an investor rights agreement (the “Investor Rights Agreement”) with certain shareholders party thereto. Pursuant to the Investor Rights Agreement, each of (i) Bain Capital Credit, LP, (ii) Barclays Bank PLC, (iii) GoldenTree Asset Management LP, and (iv) Marathon Asset Management, L.P. and Archview Investment Group LP, acting jointly (collectively, the “Principal Shareholders”) have the right to nominate a Director for election to the Board for so long as such Principal Shareholder, together with any affiliates or related funds, beneficially owns at least 7.36% of the Company’s outstanding Shares. In addition, each Principal Shareholder has the right to nominate a second Director for election to the Board for so long as such Principal Shareholder, together with any affiliates or related funds, acquires and beneficially owns at least 18.4% of the Company’s outstanding Shares.

As of the date of this Information Circular, none of the Principal Shareholders meet the requisite ownership threshold required to nominate a Director for election to the Board. In addition, the Company has been advised that Barclays has permanently surrendered its nomination rights under the Investor Rights Agreement.

The foregoing summary is qualified in its entirety by reference to the provisions of the Investor Rights Agreement, a copy of which is available on the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Advance Notice Provisions

The Articles provide for certain advance notice provisions with respect to the election of Directors (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings of Shareholders; (ii) ensure that all Shareholders receive adequate notice of Board nominations and sufficient information with respect to all nominees; and (iii) allow Shareholders to register an informed vote. Only persons who are nominated in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of Shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under the Advance Notice Provisions, a Shareholder wishing to nominate a Director would be required to provide the Company with notice, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of Shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of Shareholders; provided, that if the first public announcement of the date of the annual meeting of Shareholders (the “Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of Shareholders called for any purpose which includes electing Directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of Shareholders was made.

A copy of the Articles is available on the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Majority Voting Policy

In accordance with the requirements of the TSX, the Board has adopted a majority voting policy (the “Majority Voting Policy”), which requires that in an uncontested election of Directors, if any nominee receives a greater number of votes “withheld” than votes “for”, the nominee will tender his or her resignation to the chair of the Board promptly following the meeting of Shareholders. The nominating and governance committee of the Board (the “Nominating and Governance Committee”) will consider such offer and make a recommendation to the Board whether to accept it or not. The Board will promptly accept the resignation unless it determines that there are special circumstances that would warrant the continued service of the applicable director on the Board. The Board will make its decision and announce it in a press release within 90 days following the meeting of Shareholders. A Director who tenders a resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or the Nominating and Governance Committee at which the resignation is considered.

A copy of the Majority Voting Policy is available on our website at www.algoma.com.

Skills Matrix

The following chart illustrates the relevant skills possessed by each Director who is proposed for election at the Meeting:

	Andy Harshaw	Andrew Schultz	Michael McQuade	Mary Anne Bueschkens	James Gouin	Gale Rubenstein	Brian Pratt	David D. Sgro	Eric Rosenfeld	Michael Garcia	Ave G. Lethbridge	Sanjay Nakra
Technical Skills
Accounting		•	•	•	•			•			•	•
Banking & Finance		•	•	•	•		•	•	•		•	•
Brand Management				•
CEO/Executive Management	•	•	•	•	•		•		•	•	•
Compensation	•	•	•	•	•		•	•	•	•	•
Environment	•	•	•	•	•	•				•	•
Governance	•	•	•	•	•	•		•	•	•	•	•
Government Relations	•	•	•		•	•				•	•
Health & Safety	•	•	•	•	•					•	•
Information Technology & Cyber Security		•		•	•						•	•
Labour Relations	•	•	•	•		•	•			•	•
Law - Corporate		•		•		•
Law - Labour		•		•
Maintenance	•			•	•		•			•
Major Construction Projects	•	•		•	•		•			•
Marketing		•			•					•
Mergers & Acquisitions		•	•	•	•		•	•	•		•	•
Operations	•	•	•	•	•					•	•
Public Board Experience		•		•	•	•	•	•	•	•	•
Public Relations			•		•					•
Risk Management	•	•	•	•	•		•			•	•	•
Sales	•		•	•	•					•

Strategic Planning	•	•	•	•	•	•	•	•	•	•	•
Supply Chain	•	•	•	•					•
Training & Development			•	•						•

Sector Knowledge
Manufacturing - General		•	•	•	•				•		•
Manufacturing - Discrete				•	•				•
Manufacturing - Process	•	•	•	•	•				•
Steel - Integrated	•	•	•						•
Steel - EAF	•								•

About the Nominees

The following information sets forth the names of, and certain other biographical information for, the 12 individuals proposed to be nominated for election as Directors at the Meeting.

MARY ANNE BUESCHKENS	Biographical Information and Principal Occupation
Age: 60 Location: Oakville, Ontario, Canada Director Since: October 2021

Ms. Bueschkens is a globally experienced business executive, corporate director and attorney who has extensive operational, financial and management expertise gained in the manufacturing/auto sector where she held progressive roles as President and General Counsel, Chief Executive Officer, and Vice-Chair of the Board of Directors of ABC Technologies Inc., (“ABC”) a TSX-listed global Tier 1 automotive parts supplier with 36 facilities worldwide and annual revenues exceeding $1.3 billion. Mary Anne also served as a Board and Audit Committee Member of ACPS, a private equity owned leading European automotive parts supplier. Prior to joining ABC, she was a senior tax partner with a national Canadian law firm where she was the Head of the National Tax Group and on the Executive Management Committee and advised clients on international business structuring, governance, risk mitigation and business succession planning.

Ms. Bueschkens holds a B.Sc., B.Comm and an MBA from the University of Windsor and a J.D. Law from Osgoode Hall Law School, York University, Toronto. She also is a holder of the Institute of Corporate Directors, Director designation (ICD.D) from the Rotman School of Business Management, Toronto, and has completed their certificate courses in Board Oversight of Climate Change/ESG and Business Strategy for public company boards. Ms. Bueschkens is also on the Board of Governors of the Royal Ontario Museum, Toronto.

Status: INDEPENDENT

Other Public Board Memberships
N/A

Board / Committee Memberships	Attendance at Regular Meetings in Fiscal 2022	Overall Attendance
Board Nominating and Governance Committee Risk Management Committee	3/3 1/1 2/2	100%

Securities Beneficially Owned or Controlled (as at August 5, 2022)

Number of DSUs	Market Value(1)
11,367	$135,153.63

JAMES GOUIN	Biographical Information and Principal Occupation
Age: 62 Location: Belle River, Ontario, Canada Director Since: October 2021

James Gouin served as President, Chief Executive Officer, and a member of the board of directors of Tower International, Inc. (“Tower”), a global manufacturer of engineered automotive products from 2017 until the sale of Tower in 2019. Mr. Gouin served as President of Tower during 2016 after joining the company in November 2007 as Executive Vice President and Chief Financial Officer. Prior to Tower, Mr. Gouin served as a Senior Managing Director of the corporate finance practice of FTI Consulting, Inc. (“FTI”), a business advisory firm. Before joining FTI, Mr. Gouin spent 28 years at Ford Motor Company in a variety of senior positions, including as Vice President, Finance and Global Corporate Controller from 2003 to 2006 and as Vice President of Finance, Strategy and Business Development of Ford Motor Company’s International Operations from 2006 to 2007. Mr. Gouin also served on the Board of Trustees of the University of Detroit Mercy until October 2017, and the Board of Vista Maria, a non-profit corporation, until 2019. Since 2015, he has served on the board, the audit committee, and the human capital and compensation committee of Exterran Corporation, an upstream oil, gas, and water solution company. Mr. Gouin received a B.B.A. from the Detroit Institute of Technology and an M.B.A. from the University of Detroit Mercy.

Status: INDEPENDENT

Other Public Board Memberships
Exterran Corporation

Board / Committee Memberships	Attendance at Regular Meetings in Fiscal 2022	Overall Attendance
Board Audit Committee (Chair) Human Resources and Compensation Committee Risk Management Committee	3/3 2/2 2/2 2/2	100%

Securities Beneficially Owned or Controlled (as at August 5, 2022)

Number of DSUs	Market Value(1)
12,463	$148,185.07

ANDY HARSHAW	Biographical Information and Principal Occupation
Age: 67 Location: Grimsby, Ontario, Canada Director Since: August 2021

Andy Harshaw earned a Metallurgical Engineering degree at McMaster University in 1987, and subsequently joined Dofasco as an entry-level Research Engineer. Over the ensuing years, he grew to ever more senior roles within the Dofasco organization. In 2004, he was named Works Manager and in 2005 was promoted to Vice President, Manufacturing. He stayed with Dofasco through its sale to Arcelor and ultimate transition to ArcelorMittal. In 2008, he took on responsibilities at ArcelorMittal in Burns Harbor, Indiana as the Vice President, Operations. In this role, he managed all operations including technology, safety and quality for all flat rolled and plate operations. He was ArcelorMittal’s Chief Executive Officer when he retired from full-time executive work in December 2016.

Status: INDEPENDENT

Other Public Board Memberships
N/A

Board / Committee Memberships	Attendance at Regular Meetings in Fiscal 2022	Overall Attendance
Board (Chair) Audit Committee Operations and Capital Projects Committee (Chair)	3/3 2/2 2/2	100%

Securities Beneficially Owned or Controlled (as at August 5, 2022)

DSUs		Replacement LTIP Awards		Total

Number	Market Value(1)	Number	Market Value(1)	Number	Market Value
15,765	$187,445.85	27,751	$329,959.39	43,516	$517,405.24

MICHAEL MCQUADE	Biographical Information and Principal Occupation
Age: 64 Location: Grimsby, Ontario, Canada Director Since: March 2021

Michael McQuade served as the Chief Executive Officer of Algoma from March 2019 until June 2022 and he continued to serve as an executive of the Company until his retirement in July 2022. Mr. McQuade has served on Algoma’s board of directors since March 2021 and continues to do so following his retirement as Chief Executive Officer. Prior to joining Algoma, Mr. McQuade acquired more than 35 years of progressive experience at Stelco Inc. (“Stelco”) – a Canadian steel producer. During his first 25 years at Stelco, he moved through a variety of roles in finance, accounting, operations and sales. In 2007, he was promoted to Vice President, Finance at Stelco and played a critical role in that year’s sale to U.S. Steel. He carried on after the sale as the General Manager, Finance for U.S. Steel Canada, and in 2010 was appointed Chief Financial Officer for U.S. Steel Canada. In his final executive role, as President of Stelco/U.S. Steel Canada, he led a successful financial restructuring and sale while under Canadian Companies’ Creditors Arrangement Act (“CCAA”) protection, which separated Stelco from U.S. Steel. He retired from Stelco in March 2018. Mr. McQuade holds a bachelor of mathematics degree from the University of Waterloo as well as the CPA, CMA and Chartered Director designations.

Status: NOT INDEPENDENT

Other Public Board Memberships
N/A

Board / Committee Memberships	Attendance at Regular Meetings in Fiscal 2022	Overall Attendance
Board	3/3	100%

Securities Beneficially Owned or Controlled (as at August 5, 2022)

DSUs		RSUs		PSUs		Replacement LTIP Awards		Total

Number	Market Value(1)	Number	Market Value(1)	Number	Market Value(1)	Number	Market Value	Number	Market Value
11,315	$134,535.35	38,098	$452,985.22	61,626	$732,733.14	1,531,376	$18,208,060.64	1,642,415	$19,528,314.35

BRIAN PRATT	Biographical Information and Principal Occupation
Age: 70 Location: Dallas, Texas, United States Director Since: October 2021

Brian Pratt previously served as a member of the board of directors of Legato Merger Corp. (“Legato”) and non-executive chairman of the board since August 2020. Mr. Pratt founded and served as Chairman of Primoris Services Corp from July 2008 until May 2019 and as a Director from July 2008 to February 2020. He served as Primoris’ President and Chief Executive Officer from July 2008 to July 31, 2015. Mr. Pratt has been managing his personal investments since leaving Primoris. From 1983 through July 2015, he served as the President, Chief Executive Officer and Chairman of the Board of Primoris and its predecessor entity, ARB, Inc. Mr. Pratt has over 35 years of hands-on operations and management experience in the construction industry.

Status: INDEPENDENT

Other Public Board Memberships
N/A

Board / Committee Memberships	Attendance at Regular Meetings in Fiscal 2022	Overall Attendance
Board Human Resources and Compensation Committee Operations and Capital Projects Committee	3/3 2/2 2/2	100%

Securities Beneficially Owned or Controlled (as at August 5, 2022)

Shares		DSUs		Total

Number(2)(3)	Market Value(1)	Number	Market Value(1)	Number	Market Value
3,996,334	$47,516,411.26	22,367	$265,943.63	4,018,701	$47,782,354.89

ERIC S. ROSENFELD	Biographical Information and Principal Occupation
Age: 65 Location: Harrison, New York, United States Director Since: October 2021

Mr. Rosenfeld serves as a Director of the Company. Eric Rosenfeld, 65, of New York, New York, U.S.A., has been the President and Chief Executive Officer of Crescendo Partners, L.P., a New York based investment firm, since its formation in November 1998. Prior to forming Crescendo Partners, he held the position of Managing Director at CIBC Oppenheimer and its predecessor company, Oppenheimer & Co., Inc., for 14 years. Mr. Rosenfeld currently serves as a director for several companies. Mr. Rosenfeld serves as lead independent director for Primo Water Corporation (formerly Cott), a leading water delivery and filtration company, and CPI Aero (Chairman Emeritus), a company engaged in the contract production of structural aircraft parts. He is also on the board at Pangaea Logistics Solutions Ltd. (“Pangaea”), a maritime logistics and shipping company and Aecon Group, Inc., a construction company. Mr. Rosenfeld has also served as Chairman and CEO for Arpeggio Acquisition Corporation, Rhapsody Acquisition Corporation, Trio Merger Corp., Quartet Merger Corp. and Harmony Merger Corp., all blank check corporations that later merged with Hill International, Primoris Services Corporation, SAExploration Holdings, Pangaea Logistics Solutions Ltd. and NextDecade Corporation, respectively. Mr. Rosenfeld is currently the Chief SPAC Officer of Legato Merger Corp. II, a blank check corporation. Mr. Rosenfeld has also served as the Chief SPAC Officer of Legato Merger Corp., a blank check corporation that later merged with Algoma Steel, Inc. Mr. Rosenfeld is also currently the CEO of Allegro Merger Corp., a non-listed shell company. He was also a director of Canaccord Genuity Group, a full-service financial services company, NextDecade Corporation, a development stage company building natural gas liquefaction plants, Absolute Software Corp., a leader in firmware-embedded endpoint security and management for computers and ultraportable devices, AD OPT Technologies, an airline crew planning service, Sierra Systems Group Inc., an information technology, management consulting and systems integration firm, Emergis Inc., an electronic commerce company, Hill International, a construction management firm, Matrikon Inc., a company that provides industrial intelligence solutions, DALSA Corp., a digital imaging and semiconductor firm, HIP Interactive, a video game company, GEAC Computer, a software company, Computer Horizons Corp. (Chairman), an IT services company, Pivotal Corp., a cloud software firm, Call-Net Enterprises, a telecommunication firm, Primoris Services Corporation, a specialty construction company and SAExploration Holdings, a seismic exploration company. Mr. Rosenfeld is a regular guest lecturer at Columbia Business School and has served on numerous panels at Queen’s University Business Law School Symposia, McGill Law School, the World Presidents’ Organization and the Value Investing Congress. He is a senior faculty member at the Director’s College. He is a guest lecturer at Tulane Law School. He has also been a guest host on CNBC. Mr. Rosenfeld received an A.B. in economics from Brown University and an M.B.A. from the Harvard Business School. The board nominated Mr. Rosenfeld to be a director because he has extensive experience serving on the boards of multinational public companies and in capital markets and mergers and acquisitions transactions. Mr. Rosenfeld also has valuable experience in the operation of worldwide business faced with a myriad of international business issues. Mr. Rosenfeld’s leadership and consensus-building skills, together with his experience as a senior independent director of all boards on which he currently serves, make him an effective board member.

Status: INDEPENDENT

Other Public Board Memberships
CPI Aerostructures, Inc. Pangaea Logistics Solutions Ltd. Primo Water Corp. Aecon Group

Board / Committee Memberships	Attendance at Regular Meetings in Fiscal 2022	Overall Attendance
Board Nominating and Governance Committee	3/3 1/1	100%

Securities Beneficially Owned or Controlled (as at August 5, 2022)

Shares		DSUs		Total

Number(4)	Market Value(1)	Number	Market Value(1)	Number	Market Value
2,115,880	$25,157,813.20	22,367	$265,943.63	2,138,247	$25,423,756.83

GALE RUBENSTEIN	Biographical Information and Principal Occupation
Age: 69 Location: Toronto, Ontario, Canada Director Since: October 2021

Gale Rubenstein is an experienced board director with deep expertise in corporate pensions and regulatory matters, corporate governance, restructuring and crisis management. She has spent the last 40 years of her career with Goodmans LLP, including as a partner since 1986. Ms. Rubenstein’s board experience includes the University Pension Plan Ontario – Inaugural Chair Board of Trustees since 2019, board member of the Scarborough Health Network since 2019 and of the Scarborough Health Network Research Institute since its inception in 2021, board member of Hydro One from 2007-2018, and board member of the Canadian Lawyers Liability Assurance Society from 1990-2012. She was also a member of the Executive Committee and the Partners Compensation Committee at Goodmans LLP. Ms. Rubenstein is a member of the Law Society of Ontario and a Fellow of the Insolvency Institute of Canada. She received her LL.B. from Osgoode Hall Law School.

Status: INDEPENDENT

Other Public Board Memberships
N/A

Board / Committee Memberships	Attendance at Regular Meetings in Fiscal 2022	Overall Attendance
Board Nominating and Governance Committee (Chair) Risk Management Committee	3/3 1/1 2/2	100%

Securities Beneficially Owned or Controlled (as at August 5, 2022)

Number of DSUs	Market Value(1)
12,102	$143,892.78

ANDREW SCHULTZ	Biographical Information and Principal Occupation
Age: 67 Location: New Canaan, Connecticut, United States Director Since: August 2021

Andrew E. Schultz has had a varied career, applying an operational, legal and financial background to a wide range of businesses. He joined Holding Capital Group in 1999, a private equity firm focusing on under-performing middle market companies. His experience includes senior management positions at several companies and as general counsel to Greenwich Hospital and its board in Greenwich, CT, where, in addition to legal responsibilities (including leading the merger with Yale-New Haven Health System), was project executive for a $100 million expansion and new construction program. He has also practiced corporate, health care and administrative law. For the past 10 years, Mr. Schultz has served as an independent director for a variety of restructured companies (including publicly listed) across a wide range of industries, including Niagara LaSalle Steel. He currently serves as a director of Seadrill Limited (XOAS: SDRL), a deepwater drilling contractor. Additionally, he has been an advisor and consultant to numerous boards and companies, specializing in distressed or underperforming assets with a focus on value maximizing and out-of-court solutions. Mr. Schultz completed his undergraduate and graduate work in economics and in geography at Clark University, in Worcester, MA, and received his law degree from Fordham University in New York, NY.

Status: INDEPENDENT

Other Public Board Memberships
Seadrill Limited

Board / Committee Memberships	Attendance at Regular Meetings in Fiscal 2022	Overall Attendance
Board Audit Committee Human Resources and Compensation Committee (Chair) Risk Management Committee (Chair) Operations and Capital Projects Committee	3/3 2/2 2/2 2/2 2/2	100%

Securities Beneficially Owned or Controlled (as at August 5, 2022)

DSUs		Replacement LTIP Awards		Total

Number	Market Value(1)	Number	Market Value(1)	Number	Market Value
13,201	$156,959.89	27,958	$332,420.62	41,159	$489,380.51

DAVID D. SGRO	Biographical Information and Principal Occupation
Age: 45 Location: Princeton Junction, New Jersey, United States Director Since: October 2021

Mr. Sgro is the Director of Research of Jamarant Advisors, an investment partnership. He has been involved in the management of seven (7) prior Special Purpose Acquisition Companies, including Legato, and has served on the board of thirteen (13) public companies in the US and Canada.

Mr. Sgro is the chairman of the board of Hill International (NYSE:HIL), a director and chairman of the audit committee of Pangaea Logistics Solutions (NASDAQ:PANL) and the vice chairman of Legato Merger Corp. II (NASDAQ:LGTO). He previously served as Chief Operating Officer of Allegro Merger Corp. since August 2017 and its chairman of the board since April 2018 and served as its Chief Financial Officer from November 2017 until April 2018. Mr. Sgro also held numerous positions with Crescendo Partners, L.P., from December 2005 until January 2022, including as a Senior Managing Director starting in December 2014.

Mr. Sgro holds an MBA from Columbia Business School and a Bachelor of Science from The College of New Jersey.

Status: INDEPENDENT

Other Public Board Memberships
Pangaea Logistics Solutions Ltd. Hill International Inc. Legato Merger Corp. II

Board / Committee Memberships	Attendance at Regular Meetings in Fiscal 2022	Overall Attendance
Board Audit Committee	3/3 2/2	100%

Securities Beneficially Owned or Controlled (as at August 5, 2022)

Shares		DSUs		Total

Number(5)(6)	Market Value(1)	Number	Market Value(1)	Number	Market Value
1,277,377	$15,188,012.53	11,367	$135,153.63	1,288,744	$15,323,166.16

MICHAEL GARCIA	Biographical Information and Principal Occupation
Age: 57 Location: Sault Ste. Marie, Ontario, Canada Director Since: June 2022

Michael Garcia was appointed Algoma’s Chief Executive Officer commencing in June 2022 and joined its board of directors at the same time. Mr. Garcia is a successful industrial business leader, experienced public company CEO, and board member. He is skilled at developing and executing corporate strategy, offering global experience across multiple countries and cultures with the proven ability to nurture talent and lead an organization through change. His career spans senior executive roles in numerous well-regarded companies including Alcoa Inc., Gerdau Ameristeel Inc., Evraz Inc./Evraz Highveld Steel & Vanadium Co., Federal Reserve Bank of Richmond, Domtar Inc., and Alliant Energy Inc. Since 2020, Mr. Garcia has served as a director, member of the compensation and personnel committee and member of the operations committee of Alliant Energy Inc., a Nasdaq-listed energy holding company.

Mr. Garcia holds a Bachelor degree in Computer Science from the United States Military Academy and a Master of Business Administration degree from Harvard University.

Status: NOT INDEPENDENT

Other Public Board Memberships
Alliant Energy Inc.

Board / Committee Memberships	Attendance at Regular Meetings in Fiscal 2022(7)	Overall Attendance(7)
Board	N/A	N/A

Securities Beneficially Owned or Controlled (as at August 5, 2022)

PSUs		RSUs		Total

Number	Market Value(1)	Number	Market Value(1)	Number	Market Value
235,957	$2,805,528.73	49,158	$584,488.62	285,115	$3,390,017.35

AVE G. LETHBRIDGE	Biographical Information and Principal Occupation
Age: 60 Location: Toronto, Ontario, Canada Director Since: N/A

Ms. Lethbridge is a corporate director and was most recently Executive Vice-President, Chief Human Resources and Safety & Ethics Officer of Toronto Hydro Corporation, an electric utility and energy service company, a position that she has held since November 2013 until her retirement in December 2021. During her career spanning 23 years from 1998, she has held various progressive senior executive leadership positions with Toronto Hydro encompassing human resources, environment, health and safety, business continuity and pandemic incident command, corporate social responsibility, sustainability (ESG), climate change strategy targets, mergers and restructuring, executive succession, enterprise risk, security & crisis management, regulatory compliance, strategy, technology change and innovation, government relations, and corporate governance. From 2002 to 2004 she was Vice President, Organizational Development and Performance & Corporate Ethics Officer; from 2004 to 2007 she was Vice President, Human Resources and Organizational Effectiveness; and from 2008 to 2013 she was Vice President, Organizational Effectiveness and Environment Health and Safety. Her experience also includes the gas, utility and telecom industry. Ms. Lethbridge has served on the board of directors of Kinross Gold Corporation (“Kinross”), a TSX and New York Stock Exchange-listed issuer, since 2015, and currently services as a member of the corporate governance and nominating committee and chair of the human resource and compensation committee. She previously served on the audit and risk committee of Kinross from 2015-2018 and the corporate responsibility and technical committee from 2018-2019.

Ms. Lethbridge holds a Master of Science degree in Organizational Development from Pepperdine University, in California, with international consulting in the US, China and Mexico. She has completed the Directors’ Education Program from the Institute of Corporate Directors at the University of Toronto’s Rotman School of Management and currently holds the ICD.D designation. She is a Certified Human Resource Executive and a former Board Governor for the Georgian College. In 2021, she was the recipient of the Lifetime Achievement award (2021 OEA Energy Awards) from the Ontario Energy Association.

Status: INDEPENDENT

Other Public Board Memberships
Kinross Gold Corporation

Board / Committee Memberships	Attendance at Regular Meetings in Fiscal 2022	Overall Attendance
N/A	N/A	N/A

Securities Beneficially Owned or Controlled (as at August 5, 2022)
N/A

SANJAY NAKRA	Biographical Information and Principal Occupation
Age: 52 Location: Toronto, Ontario, Canada Director Since: N/A

Sanjay Nakra is a senior corporate finance leader with over two decades of Investment Banking experience in Europe, US, and Canada. He has a proven track record as a trusted advisor to business leaders and has worked closely with management teams in various industry sectors, delivering timely strategic advice. He has held progressively senior roles, most recently, Mr. Nakra was the Managing Director and Co-Group Head, Diversified Industries for TD Securities from 2010-2021. In this role, he led a team covering a variety of industry sectors, including industrials, auto, engineering & construction, retail, chemicals, downstream energy and healthcare. He also served as Managing Director and Group Head, Technology and Infrastructure, Investment Banking at TD Securities from 2006-2010. In this role, he led a team covering industry sectors including software, technology services, hardware, engineering and construction, and healthcare.

Mr. Nakra serves on the Board of Directors of Nuralogix Corporation and is a member of the Board of Directors and Chair of the Nominating and Governance Committee of Soulpepper Theatre Company.

Mr. Nakra holds a Chartered Accountant (CA) designation from the Institute of Chartered Accountants of Ontario, Master of Business Administration (MBA) from Schulich School of Business, and a Bachelor of Arts from York University.

Status: INDEPENDENT

Other Public Board Memberships
N/A

Board / Committee Memberships	Attendance at Regular Meetings in Fiscal 2022	Overall Attendance
N/A	N/A	N/A

Securities Beneficially Owned or Controlled (as at August 5, 2022)
N/A

Notes:

(1)	These amounts were determined by multiplying the number of securities by the closing price of the Shares on the TSX on August 4, 2022, being $11.89 per share.
(2)

Brian Pratt beneficially owns, controls or directs, directly or indirectly 350,000 Shares through the Pratt Grandchildren’s Irrevocable Trust, U/A/D July 30, 2020 (“Pratt Grandchildren’s Trust”). Mr. Pratt is the trustee and has sole voting and dispositive power over the shares held by the Pratt Grandchildren’s Trust. Mr. Pratt disclaims beneficial ownership of the shares held by Pratt Grandchildren’s Trust except to the extent of his ultimate pecuniary interest therein.

(3)	Includes 220,000 Shares issuable upon the exercise of warrants (of which 50,000 Warrants are held by the Pratt Grandchildren’s Trust), which warrants became exercisable on November 18, 2021.
(4)	Includes 36,794 Shares issuable upon the exercise of warrants, which warrants became exercisable on November 18, 2021.
(5)

David D. Sgro beneficially owns, controls or directs, directly or indirectly 507,937 Shares through trusts established for Mr. Rosenfeld’s children (the “Rosenfeld Children’s Trusts”). Mr. Sgro is the trustee of the Rosenfeld Children’s Trusts and has sole voting and dispositive power over the shares held by the Rosenfeld Children’s Trusts. Mr. Sgro disclaims beneficial ownership of such shares except to the extent of his ultimate pecuniary interest therein.

(6)	Includes 5,460 Shares issuable upon the exercise of warrants, which warrants became exercisable on November 18, 2021.

(7)	Mr. Garcia was appointed as a Director of the Company effective June 1, 2022, when he assumed the role of Chief Executive Officer of Algoma. Accordingly, he was not a Director during Fiscal 2022.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, during the past 10 years, no nominee proposed for election has been a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days while the nominee was acting in such capacity; or

(b)

was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued after the nominee ceased to act in such capacity and which resulted from an event that occurred while the nominee was acting in such capacity.

To the knowledge of the Company, other than as set out below, during the past 10 years, no nominee proposed for election has been a director or executive officer of any company that, while the nominee was acting in such capacity, or within a year of the nominee ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or director appointed to hold its assets.

Michael McQuade served as an officer of Stelco, formerly U.S. Steel Canada Inc., during the period before and after Stelco filed for creditor protection under the CCAA in Canada on September 16, 2014. The sale and investment solicitation process for Stelco to market its business and assets for sale or recapitalization was approved on January 12, 2016. On June 30, 2017, Stelco emerged from CCAA proceedings through the implementation of a CCAA plan, pursuant to which Bedrock Industries L.P. indirectly acquired substantially all of Stelco’s operating assets and business on a going concern basis through acquisition of all of the outstanding shares of Stelco.

On August 13, 2018, the New York Stock Exchange (the “NYSE) determined to commence proceedings to delist the common stock of Hill International, Inc. (“Hill”) and suspended trading in Hill’s common stock on the NYSE (the “Trading Suspension”), as a result of Hill’s failure to file its annual report for the period ended December 31, 2017, quarterly reports for the period ended March 31, 2018 and June 30, 2018. The NYSE did not pursue delisting proceedings and lifted the Trading Suspension on October 18, 2018, upon Hill filing the required periodic reports with the SEC.

Personal Bankruptcies

To the knowledge of the Company, no nominee proposed for election has, within the 10 years prior to the date of this Information Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or director appointed to hold the assets of the nominee.

Penalties or Sanctions

No nominee proposed for election has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

3.	Appointment of Auditors

The audit committee of the Company (the “Audit Committee”) recommends to the Shareholders that Deloitte LLP (“Deloitte”) be appointed as the independent auditor of the Company, to hold office until the close of the next annual meeting of the Shareholders or until its successor is appointed, and that the Directors be authorized to fix the remuneration of the auditors.

Deloitte has been the auditor of the Company since 2018. The persons named in the form of proxy and voting instruction form, if not expressly directed to the contrary in such form of proxy or voting instruction form, will vote such proxies in favour of a resolution to appoint Deloitte as auditors of the Company and to authorize the Directors to fix Deloitte’s remuneration.

Audit Committee Information

Reference is made to the Company’s current Annual Report for information relating to the Audit Committee, which is available on the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Upon request, the Company will promptly provide a copy of the Annual Report free of charge to a securityholder of the Company. A copy of the Audit Committee charter is available on the Company’s website at www.algoma.com.

COMPENSATION

Compensation Governance

Human Resources and Compensation Committee

We maintain a human resources and compensation committee (the “Human Resources and Compensation Committee”) consisting of at least three independent Directors. The Human Resources and Compensation Committee consists of three directors, each of whom is independent within the meaning of the Nasdaq corporate governance rules, National Policy 58-201 – Corporate Governance Guidelines and the Exchange Act (collectively, the “Applicable Rules”), and each of whom satisfies any additional compensation committee membership requirements of the Applicable Rules. The members of our Human Resources and Compensation Committee are Messrs. Schultz, Gouin and Pratt. Mr. Schultz serves as the chair of the committee. In determining the independence of any director who serves on the Human Resources and Compensation Committee, the Board considered all factors specifically relevant to determining whether a director has a relationship to Algoma which is material to that director’s ability to be independent from management in connection with the duties of a committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by Algoma to such director; and (ii) whether such director is affiliated with Algoma, a subsidiary of Algoma or an affiliate of a subsidiary of Algoma.

Each member of the Human Resources And Compensation Committee has direct experience relevant to his responsibilities in executive compensation. Our Board has adopted a Human Resources and Compensation Committee charter setting forth the responsibilities of the committee, which are consistent with the Applicable Rules and include:

•	reviewing and making recommendations to the Board with respect to the compensation of directors of Algoma;

•

reviewing and making recommendations to the Board with respect to the corporate goals and objectives relevant to the compensation of the Chief Executive Officer and evaluating the Chief Executive Officer’s performance in light of those goals and objectives;

•

reviewing and making recommendations to the Board with respect to the compensation of the Chief Executive Officer and, based on the recommendation of the Chief Executive Officer, the other members of the executive management group, including salary, incentive compensation plans, equity-based plans, the terms of any employment agreements, severance arrangements and change of control arrangements or provisions, and any special or supplemental benefits;

•	recommending awards under the incentive compensation and equity-based compensation plans of Algoma; and

•

from time to time, as appropriate, reviewing Algoma’s policies on salary administration, pay and employment equity, basic incentive and total cash compensation, retirement benefits, and long-term incentives and recommending changes to the Board if appropriate.

Further particulars of the process by which compensation for our executive officers is determined is provided under “Compensation – Compensation Governance – Principal Elements of Compensation”.

Overview

The compensation discussion and analysis below sets out our philosophy for compensating our executive officers, and explains how our policies and practices implement that philosophy.

We are led by an experienced management team with vast industry knowledge and a deep understanding of client needs. The senior management team, combined, have over 175 years working in the steel industry.

Michael McQuade was replaced by Michael D. Garcia as Chief Executive Officer effective June 1, 2022. Mr. McQuade retired effective July 31, 2022, and will continue to serve on the Company’s board of directors and Mr. Garcia also joined the Board concurrent with his appointment as Chief Executive Officer. Robert Dionisi retired as Chief Commercial Officer in May 2022, and Rory Brandow assumed the role of Vice President of Sales upon Mr. Dionisi’s retirement.

The following discussion describes the significant elements of the compensation of our Chief Executive Officer; Chief Financial Officer; Vice President – Strategy & General Counsel, Vice President – Maintenance & Operating Services and Chief Commercial Officer (collectively, the “named executive officers” or “NEOs”) during the fiscal year ended March 31, 2022. They were:

•	Michael McQuade, Chief Executive Officer;

•	Rajat Marwah, Chief Financial Officer;

•	John Naccarato, Vice President – Strategy & General Counsel;

•	Mark Nogalo, Vice President – Maintenance & Operating Services; and

•	Robert Dionisi, Chief Commercial Officer.

The following summary description of executive compensation reflects that Mr. McQuade was the Company’s Chief Executive Officer and that Mr. Dionisi was the Company’s Chief Commercial Officer during the fiscal year ended March 31, 2022.

Compensation Discussion and Analysis

Our compensation program is in its early stages of development. The current framework was designed with input from a variety of different stakeholders, to achieve the general objectives outlined below in a simple and easy-to-understand format. We evaluate our compensation program on an annual basis and, as a new public company, expect that the program may become more complex as the Company continues to grow.

Compensation Objectives

To succeed in the North American steel industry and to achieve its business and financial objectives, Algoma needs to attract, retain and motivate a highly talented team of executive officers. Algoma’s compensation philosophy is designed to align the compensation provided to its executives, including the Named Executive Officers, with the achievement of business objectives, while also enabling Algoma to attract, motivate and retain individuals who contribute to Algoma’s long-term success. The Board seeks to compensate executive officers by combining short-term cash and long-term equity incentives. It also seeks to reward the achievement of corporate and individual performance objectives, and to align executive officers’ incentives with the Company’s performance. The Company’s philosophy is to pay fair, reasonable and competitive compensation with a significant equity-based component in order to align the interests of the Company’s executive officers with those of its shareholders.

We have designed our executive officer compensation program to achieve the following objectives:

•	provide compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers whose knowledge, skills and performance are critical to our success;

•	motivate our executive officers to achieve our business and financial objectives;

•	align the interests of our executive officers with those of our Shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business; and

•	provide incentives that encourage appropriate levels of risk-taking by our executive officers and provide a strong pay-for-performance relationship.

We will continue to evaluate our philosophy and compensation program as circumstances require and will continue to review compensation on an annual basis. As part of this review process, we expect to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, including the ability to attract and retain key employees and to adapt to growth and other changes in the Company’s business and industry.

Compensation Consultant

In Fiscal 2022, the Company engaged Meridian Compensation Partners (“Meridian”), an independent consulting firm, to provide services in connection with executive officer and director compensation matters, including, among other things, to:

•	provide advice on the Company’s compensation peer group for the purposes of benchmarking executive pay;

•	benchmark executive pay levels to determine market pay levels, using both the compensation peer group (as listed below) and survey data for similarly-sized companies within the same industry;

•	provide commentary on the competitiveness of the executive and director compensation program, including incentive design;

•	develop annual and long-term compensation program structures; and

•	provide market data on director compensation matters.

The Human Resources and Compensation Committee considered the information provided by Meridian and the recommendations it made in connection with the above. However the decisions made regarding final compensation were made by, and are the responsibility of, the Board on recommendation of the Human Resources and Compensation Committee.

As at March 31, 2022, the Company has been billed $63,874.62 in aggregate fees for services related to determining compensation of directors and executive officers rendered by Meridian in Fiscal 2022.

Meridian does not provide any services to the Company other than directly to the Human Resources and Compensation Committee or as approved and overseen by the Human Resources and Compensation Committee.

As part of its engagement with Meridian, the Company has determined that its peer group for the purpose of benchmarking executive and director compensation, includes the following comparable public companies: Allegheny Technologies Incorporated, Arch Resources, Inc., Carpenter Technology Corporation, Century Aluminum Company, Commercial Metals Company, GrafTech International Ltd., Olympic Steel, Inc., Peabody Energy Corporation, Russel Metals Inc., Schnitzer Steel Industries, Inc., Stelco Holdings Inc., Tenaris S.A., TimkenSteel Corporation, Warrior Met Coal, Inc. and Worthington Industries, Inc.

As a new public company, the peer group was calibrated to the Company’s size (in terms of revenue and market capitalization), including its size prior to the completion of the Merger. It is the intention of the Human Resources and Compensation Committee to continue to use both a compensation peer group and size- and industry-appropriate survey data to inform annual compensation decisions. In anticipation of the annual compensation review process for our NEOs, the peer group and survey data size ranges will be revisited annually to ensure alignment with our growth profile.

Principal Elements of Compensation

The following discussion supplements the more detailed information concerning executive compensation provided below under “Compensation in Fiscal 2022” and “Summary Compensation Table – Named Executive Officers”. For the purposes of this Information Circular, “Fiscal 2022” is defined as the twelve-month period ended March 31, 2022.

The compensation of the named executive officers includes three principal elements: (i) base salary; (ii) short-term incentives; and (iii) long-term incentives, which may consist of options, restricted share units (“RSUs”) and performance share units (“PSUs”) granted under the omnibus incentive plan (the “Omnibus

Incentive Plan”), each as described in further detail below. Perquisites and personal benefits are generally not a significant element of compensation of our executive officers.

Compensation Element	How it is Paid	Purpose and What it is Designed to Reward	Key Features
Base Salary	Cash	• Provides appropriate fixed compensation to assist in retention and recruitment • Rewards skills, knowledge and experience

•  Determined by considering the total individual compensation package and our overall compensation philosophy

•  Factors considered include scope or breadth of responsibilities, competencies and prior relevant experience, market demand and compensation paid in the market for similar positions

•  Adjustments determined annually based on success in meeting or exceeding individual objectives and market competitiveness

•  Adjustments may be made throughout the year as warranted to reflect promotions, scope or breadth of role or responsibility and to maintain market competitiveness

Short-Term Incentives	Cash

•  Motivates executives to achieve strategic business and financial objectives of the Company, particularly annual financial performance targets

•  Rewards financial and strategic achievements of the Company as well as individual contribution to the Company’s performance

• Annual bonuses determined based on overall corporate performance and individual employee function

Long-Term Incentives	RSUs, PSUs, and options	• Provides management with a strong link to long-term corporate performance and the creation of Shareholder value • Assists in retention of successful executives and recruitment of employees

•  Variable element of compensation

•  Human Resources and Compensation Committee determines the grant size and terms to be recommended to the Board

•  Human Resources and Compensation Committee and Board determine structure in terms of quantum and instrument mix

Compensation Element	How it is Paid	Purpose and What it is Designed to Reward	Key Features

•  Factors considered include individual’s position, scope of responsibility, contributions to the Company’s success, historic and recent performance, current equity holdings, and the value of the awards in relation to other elements of the Named Executive Officers’ total compensation in respect of any grants

Compensation Risk

The Human Resources and Compensation Committee and Nominating and Governance Committee are responsible for assisting the Board in fulfilling its governance and supervisory responsibilities, and overseeing our human resources, succession planning and compensation policies, processes and practices. The Human Resources and Compensation Committee also ensures that compensation policies and practices provide an appropriate balance of risk and reward consistent with our risk profile. The Human Resources and Compensation Committee’s oversight includes setting objectives, evaluating performance and ensuring that total compensation paid to our NEOs and various other key executive officers and key managers is fair, reasonable and consistent with the objectives of our philosophy and compensation program.

We have certain policies and procedures in place to mitigate any risk associated with our compensation program, including the following:

•

The Company’s insider trading policy (the “Insider Trading Policy”) provides that all Directors, officers and employees of the Company and any of its subsidiaries, and their respective associates (including immediate family members who reside in the same home as that person) are prohibited from (i) selling “short” any of the Company’s securities; (ii) purchasing or selling puts, calls or other derivative securities, on an exchange or in any other organized market; (iii) engaging in hedging or monetization transactions that allow an individual to continue to own the covered securities, but without the full risks and rewards of ownership; or (iv) purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or common shares of exchange funds that are designed to hedge or offset a decrease in the market value of equity securities granted to such person as compensation or held directly or indirectly by such person.

•

A substantial portion of executive pay is delivered through long-term incentives, which focuses executives on sustained, long-term Shareholder value creation. Although discretionary, long-term incentives are expected to be awarded annually, with overlapping vesting periods, ensuring that executives remain exposed to the longer-term risks of their decision making through unvested equity incentives.

•

Options, RSUs and PSUs typically vest over a period of time. In addition, the vesting of RSUs and PSUs is conditional upon the fulfillment of certain operational performance metrics, such as adjusted net income and in the case of PSUs, production productivity and environmental, social and governance targets, which collectively act to further mitigate against the potential for inappropriate short-term risk-taking.

•

The Human Resources and Compensation Committee has discretion over the incentive awards granted to the executive team, thereby providing oversight of the total value awarded. In addition, the Board evaluates and approves the compensation packages for each of the Company’s Named Executive Officers that are recommended by the Human Resources and Compensation Committee each year, which provides a further level of oversight.

•	From time to time, the Human Resources and Compensation Committee reviews the compensation program currently in place to identify any risks related to compensation.

Omnibus Incentive Plan Awards

The Company has adopted an Omnibus Incentive Plan which allows our Board to grant long-term equity- based awards, including options, RSUs, PSUs and and deferred share units (“DSUs”) to eligible participants. The purpose of the Omnibus Incentive Plan is to, among other things: (a) provide the Company with a mechanism to attract, retain and motivate qualified Directors, officers, employees and consultants of the Company, including its subsidiaries, (b) reward Directors, officers, employees and consultants that have been granted awards under the Omnibus Incentive Plan for their contributions toward the long-term goals and success of the Company, and (c) enable and encourage such Directors, officers, employees and consultants to acquire Shares as long- term investments and proprietary interests in the Company. The material features of the Omnibus Incentive Plan, including the types of awards granted thereunder, are summarized under “Equity Incentive Plans – Omnibus Incentive Plan – Material Features of the Omnibus Incentive Plan”.

Prior to adoption of the Omnibus Incentive Plan, Algoma Steel Holdings Inc., a wholly-owned subsidiary of the Company, adopted a long-term incentive plan on May 13, 2020 (the “Legacy Incentive Plan”), pursuant to which certain LTIP awards (the “LTIP Awards”) were granted to employees and directors of Algoma Steel Holdings Inc. and its affiliates. Algoma’s Named Executive Officers were generally awarded an initial grant of LTIP Awards in connection with their commencement of employment with Algoma, and as part of their annual compensation thereafter. In connection with the completion of the Merger, each outstanding LTIP Award that had vested was exchanged for a replacement LTIP Award (the “Replacement LTIP Awards”). Each Replacement LTIP Award may be exchanged for one Share of the Company at a nominal exercise price of approximately $0.01. The Legacy Incentive Plan was discontinued following the Merger and no additional LTIP Awards will be issued under the Legacy Incentive Plan. For further information regarding the Legacy Incentive Plan, see “Equity Incentive Plans – Legacy Incentive Plan”.

Performance Graphs

The graphs below compare the cumulative total Shareholder return (“TSR”) of (i) C$100 invested in Shares on TSX with the cumulative total return of the S&P/TSX Composite Index and (ii) US$100 invested in Shares on Nasdaq with the cumulative total return of the Nasdaq 100 Index for the period the Company has been a reporting issuer (from October 20, 2021) to March 31, 2022. During this period, the cumulative TSR for $100 invested in the Shares was $97 on TSX, as compared to $103 for the S&P/TSX Composite Index, and was US$98 on Nasdaq, as compared with US$98 for the Nasdaq 100 Index.

There is no direct relationship between the compensation paid to NEOs and the TSR during this period. The stock prices of companies within the Company’s industry can be volatile and subject to various market conditions, and the stock price performance on the graphs is not necessarily indicative of future price performance. As a new reporting issuer, the Company is focused on building long-term value for

Shareholders by focusing on its financial and operational performance. Rather than being based on the performance of the Company’s Share price, the trend of the Company’s compensation to NEOs has evolved positively to reflect the role of the NEOs in furthering the Company’s objectives.

Compensation – Named Executive Officers

Compensation in Fiscal 2022

The total compensation amounts earned by the named executive officers in respect of Fiscal 2022 are set out in the table below under “Summary Compensation Table – Named Executive Officers”. The following sections provide details on each of the elements of compensation actually earned in respect of Fiscal 2022.

Base Salary

Base salary is provided as a fixed source of compensation for our executive officers. Base salaries for executive officers are established based on the scope of their responsibilities, competencies and their prior relevant experience, taking into account compensation paid in the market for similar positions and the market demand for such executive officers. An executive officer’s base salary is determined by taking into consideration the executive officer’s total compensation package and the Company’s overall compensation philosophy. Base salaries for the Named Executive Officers have generally been set at levels deemed necessary to attract and retain individuals with superior talent.

Adjustments to base salaries will be determined annually and may be increased based on factors such as the executive officer’s success in meeting or exceeding individual objectives and an assessment of the competitiveness of the then current compensation. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive officer’s role or responsibilities, as well as to maintain market competitiveness.

Base salaries of the named executive officers of the Company in respect of Fiscal 2022 were as follows:

Name and Principal Position	Base Salary
Michael McQuade(1) Chief Executive Officer	$904,151
Rajat Marwah Chief Financial Officer	$384,431
John Naccarato Vice President, Strategy and General Counsel	$347,500
Mark Nogalo Vice President, Maintenance and Operating Services	$345,000
Robert Dionisi(2) Chief Operating Officer	$325,762

Notes:

(1)	Mr. McQuade resigned as Chief Executive Officer in June 2022, and was replaced by Michael D. Garcia as Chief Executive Officer.
(2)	Mr. Dionisi resigned as Chief Commercial Officer in May 2022, and was replaced by Rory Brandow, Vice President of Sales.

Short-Term Incentives

In accordance with the terms of their respective employment agreements, certain of Algoma’s Named Executive Officers and other executive officers are eligible to receive discretionary annual bonuses based on individual performance, company performance or otherwise as may be determined by the Board from time to time.

The performance-based annual bonuses are paid in cash and are designed to motivate and reward NEOs for progress as measured against the Company’s strategic business and financial objectives. The target eligible percentage of base salary is calibrated to market median level and is provided for in the named executive officers’ individual employment agreements, with any adjustments approved by the Board.

In light of the Company’s transition from a private company to a publicly-traded company, Fiscal 2022 annual bonuses were made on a discretionary basis taking into account revenue growth, successful completion of the Merger and individual performance.

The named executive officers of the Company earned the following performance-based annual bonuses for Fiscal 2022:

Name and Principal Position	Target Annual Incentive as a Percentage of Base Salary	Target Annual Incentive	Total Bonus Payout Factor as a Percentage of Target	Total Bonus Earned
Michael McQuade(1) Chief Executive Officer	100%	$904,151	168%	$1,514,453
Rajat Marwah Chief Financial Officer	70%	$269,102	111%	$ 427,871
John Naccarato Vice President, Strategy and General Counsel	70%	$243,250	111%	$ 386,767
Mark Nogalo Vice President, Maintenance and Operating Services	70%	$241,500	107%	$ 369,495
Robert Dionisi(2) Chief Operating Officer	70%	$228,033	107%	$ 348,891

Notes:

(1)	Mr. McQuade resigned as Chief Executive Officer in June 2022, and was replaced by Michael D. Garcia as Chief Executive Officer.
(2)	Mr. Dionisi resigned as Chief Commercial Officer in May 2022, and was replaced by Rory Brandow, Vice President of Sales.

Long-Term Incentives

Equity-based awards are a variable element of compensation that allow us to incentivize and retain our executive officers for their sustained contributions to the Company. Equity awards reward performance and continued employment by an executive officer, with associated benefits to us of attracting and retaining employees. Additionally, providing a significant portion of an executive’s total compensation in the form of long-term equity is intended to ensure alignment with Shareholder interests. We believe that options, RSUs, PSUs and DSUs provide executive officers with a strong link to long-term corporate performance and an increase in Shareholder value. In connection with the grants of equity-based awards, the Human Resources and Compensation Committee will determine the grant size and terms to be recommended to the Board. As part of their ongoing review of the Company’s compensation practices, the Human Resources and

Compensation Committee and the Board will be determining the precise go-forward structure of long-term incentive compensation both in terms of quantum and instrument mix.

No long-term incentive awards were granted by the Company in Fiscal 2022 to Named Executive Officers pursuant to the Omnibus Incentive Plan. Certain of our named executive officers received Replacement LTIP Awards in accordance with the terms of the Legacy Incentive Plan.

In addition, in connection with the Merger, certain Shareholders and each holder of Replacement LTIP Awards (including the NEOs) were granted the contingent right to receive their pro rata portion of up to 37.5 million common shares of the Company if certain conditions were met as at December 31, 2021 and thereafter (the “Earnout Rights”). Each Earnout Right represents the right to receive one Share of the Company.

As at December 31, 2021, all requisite conditions were satisfied in respect of the Earnout Rights held by non-management Shareholders. On February 9, 2022, the Company issued 35,883,692 Shares in connection with the Earnout Rights granted to non-management Shareholders. Management holders of Earnout Rights who are also holders of Replacement LTIP Awards are subject to additional conditions regarding the exercise of Earnout Rights. Accordingly, as at March 31, 2022, 1,616,305 Earnout Rights held by holders of Replacement LTIP Awards remained outstanding.

The total Replacement LTIP Awards and Earnout Rights granted to each named executive officer in Fiscal 2022 is as follows:

Name and Principal Position	Share-based awards(1)	Value of Share- based awards ($)(2)
Michael McQuade(3) Chief Executive Officer	1,897,713	22,557,267
Rajat Marwah Chief Financial Officer	568,351	6,755,737
John Naccarato Vice President, Strategy and General Counsel	568,351	6,755,737
Mark Nogalo Vice President, Maintenance and Operating Services	487,340	5,792,684
Robert Dionisi(4) Chief Operating Officer	324,772	3,860,421

Notes:

(1)

This amount represents Replacement LTIP Awards issued under the Legacy Incentive Plan (including dividend equivalents credited thereon in Fiscal 2022) and Earnout Rights granted in connection with the Merger.

(2)

This amount represents the number of Replacement LTIP Awards issued under the Legacy Incentive Plan and Earnout Rights granted in connection with the Merger, in each case multiplied by the closing price of the Shares on the TSX on August 4, 2022, being $11.89 per share. The dividend equivalent Replacement LTIP Awards have been calculated in accordance with the grant agreements governing such awards, by multiplying the amount of the quarterly dividend paid on the Shares by the number of Replacement LTIP Awards held by the NEO on the record date for such dividend and dividing such amount by the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

(3)	Mr. McQuade resigned as Chief Executive Officer in June 2022, and was replaced by Michael D. Garcia as Chief Executive Officer.
(4)	Mr. Dionisi resigned as Chief Commercial Officer in May 2022, and was replaced by Rory Brandow, Vice President of Sales.

Summary Compensation Table – Named Executive Officers

The following table sets out information concerning the compensation earned by the named executive officers in respect of Fiscal 2022.

					Non-equity incentive plan compensation
Name and Principal Position	Year	Salary ($)(1)	Share-based awards ($)(2)	Option- based awards ($)	Annual incentive plans ($)(3)	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
Michael McQuade(4) Chief Executive Officer	2022	904,151	22,557,267	—	1,514,453	—	29,210	13,846	25,018,927
Rajat Marwah Chief Financial Officer	2022	384,431	6,755,737	—	427,871	—	29,210	5,169	7,602,418
John Naccarato Vice President, Strategy and General Counsel	2022	347,500	6,755,737	—	386,767	—	29,210	19,130	7,538,344
Mark Nogalo Vice President, Maintenance and Operating Services	2022	345,000	5,792,684	—	369,495	—	28,610	1,130	6,536,919
Robert Dionisi(5) Chief Operating Officer	2022	325,762	3,860,421	—	348,891	—	—	13,684	4,548,758

Notes:

(1)	This amount represents the base salary earned by each NEO for Fiscal 2022.
(2)

This amount represents the number of Replacement LTIP Awards issued under the Legacy Incentive Plan and Earnout Rights granted in connection with the Merger, in each case multiplied by the closing price of the Shares on the TSX on August 4, 2022, being $11.89 per share. This amount also includes the dividend equivalent Replacement LTIP Awards credited in respect of the quarterly dividend paid in Fiscal 2022. The dividend equivalent Replacement LTIP Awards have been calculated in accordance with the grant agreements governing such awards, by multiplying the amount of the quarterly dividend paid on the Shares by the number of Replacement LTIP Awards held by the NEO on the record date for such dividend and dividing such amount by the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

(3)	This amount represents Total Bonus Earned in 2022 – see “Compensation – Named Executive Officers – Compensation in Fiscal 2022 – Short-Term Incentives”.
(4)	Mr. McQuade resigned as Chief Executive Officer in June 2022, and was replaced by Michael D. Garcia as Chief Executive Officer.
(5)	Mr. Dionisi resigned as Chief Commercial Officer in May 2022, and was replaced by Rory Brandow, Vice President of Sales.

The compensation payable to the named executive officers in Fiscal 2022 consisted of base salary and a short-term cash incentive. For more information see above under “Compensation in Fiscal 2022”.

Outstanding Share Based Awards and Option Based Awards – Named Executive Officers

The following table describes the outstanding Share-based awards and option-based awards held by Named Executive Officers as at March 31, 2022. These represent the Replacement LTIP Awards and Earnout Rights granted to the NEOs in accordance with the terms of the Legacy Incentive Plan and in connection with the Merger, respectively, each as discussed above. As of March 31, 2022, no options, PSUs, DSUs or RSUs had been awarded to the Company’s Named Executive Officers under the Omnibus Incentive Plan.

	OPTION-BASED AWARDS				SHARE-BASED AWARDS
Name and Principal Position	Number of Shares underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)(2)	Number of underlying Shares that have not vested (#)	Market or payout value of unvested Share-based awards ($)	Market or payout value of vested Share-based awards not paid out or distributed ($)(1)(2)
Michael McQuade(2) Chief Executive Officer	—	—	—	—	—	—	22,557,267
Rajat Marwah Chief Financial Officer	—	—	—	—	—	—	6,755,737
John Naccarato Vice President, Strategy and General Counsel	—	—	—	—	—	—	6,755,737
Mark Nogalo Vice President, Maintenance and Operating Services	—	—	—	—	—	—	5,792,684
Robert Dionisi(3) Chief Operating Officer	—	—	—	—	—	—	3,860,421

Notes:

(1)

This amount represents Replacement LTIP Awards issued under the Legacy Incentive Plan and Earnout Rights granted in connection with the Merger, determined by multiplying the number of share-based awards by the closing price of the Shares on the TSX on August 4, 2022, being $11.89 per share. This amount also includes the dividend equivalent Replacement LTIP Awards credited in respect of the quarterly dividend paid in Fiscal 2022. The dividend equivalent Replacement LTIP Awards have been calculated in accordance with the grant agreements governing such awards, by multiplying the amount of the quarterly dividend paid on the Shares by the number of Replacement LTIP Awards held by the NEO on the record date for such dividend and dividing such amount by the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

(2)	Mr. McQuade resigned as Chief Executive Officer in June 2022, and was replaced by Michael D. Garcia as Chief Executive Officer.
(3)	Mr. Dionisi resigned as Chief Commercial Officer in May 2022, and was replaced by Rory Brandow, Vice President of Sales.

Incentive Plan Awards – Value Vested or Earned During the Year – Named Executive Officers

Name	Option based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)(1)	Non-equity incentive plan compensation – value earned during the year ($)(2)
Michael McQuade(3) Chief Executive Officer	—	22,557,267	1,514,453
Rajat Marwah Chief Financial Officer	—	6,755,737	427,871
John Naccarato Vice President, Strategy and General Counsel	—	6,755,737	386,767

Name	Option based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)(1)	Non-equity incentive plan compensation – value earned during the year ($)(2)
Mark Nogalo Vice President, Maintenance and Operating Services	—	5,792,684	369,495
Robert Dionisi(4) Chief Operating Officer	—	3,860,421	348,891

Notes:

(1)

This amount represents Replacement LTIP Awards issued under the Legacy Incentive Plan and Earnout Rights granted in connection with the Merger, determined by multiplying the number of share-based awards by the closing price of the Shares on the TSX on August 4, 2022, being $11.89 per share. This amount also includes the dividend equivalent Replacement LTIP Awards credited in respect of the quarterly dividend paid in Fiscal 2022. The dividend equivalent Replacement LTIP Awards have been calculated in accordance with the grant agreements governing such awards, by multiplying the amount of the quarterly dividend paid on the Shares by the number of Replacement LTIP Awards held by the NEO on the record date for such dividend and dividing such amount by the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

(2)	This amount represents the cash annual bonus earned in Fiscal 2022, which was awarded on a discretionary basis.
(3)	Mr. McQuade resigned as Chief Executive Officer in June 2022, and was replaced by Michael D. Garcia as Chief Executive Officer.
(4)	Mr. Dionisi resigned as Chief Commercial Officer in May 2022, and was replaced by Rory Brandow, Vice President of Sales.

Employment Agreements – Named Executive Officers

We have entered into an employment agreement with each of our Named Executive Officers. The terms of the agreements are as follows.

Compensation and Bonus Opportunities

Under his employment agreement effective on April 1, 2022, Mr. McQuade was entitled to an annual base salary of $904,151.

Mr. McQuade was also eligible to participate in our annual incentive bonus plans, with an annual cash incentive bonus targeted at 100% of his annual base salary, and annual equity incentive bonus targeted at 300% of his annual base salary.

Under his employment agreement, effective June 12, 2020, as amended May 30, 2022, Mr. Marwah is entitled to an annual base salary of $440,000. Mr. Marwah is also eligible to participate in our annual incentive bonus plans, with an annual cash incentive bonus targeted at 70% of his annual base salary, and annual equity incentive bonus targeted at 70% of his annual base salary.

Under his employment agreement, effective June 12, 2020, as amended May 30, 2022, Mr. Naccarato is entitled to an annual base salary of $400,000. Mr. Naccarato is also eligible to participate in our annual incentive bonus plans, with an annual cash incentive bonus targeted at 70% of his annual base salary, and annual equity incentive bonus targeted at 70% of his annual base salary.

Under his employment agreement, effective June 12, 2020, as amended May 30, 2022, Mr. Nogalo is entitled to an annual base salary of $345,000. Mr. Nogalo is also eligible to participate in our annual incentive bonus plans, with an annual cash incentive bonus targeted at 70% of his annual base salary, and annual equity incentive bonus targeted at 70% of his annual base salary.

Under his employment agreement, effective June 12, 2020, as amended May 30, 2022, Mr. Dionisi is entitled to an annual base salary of $325,762. Mr. Dionisi is also eligible to participate in our annual incentive bonus plans, with an annual cash incentive bonus targeted at 70% of his annual base salary, and annual equity incentive bonus targeted at 70% of his annual base salary.

Agreements with Named Executive Officers and Payments upon Termination or Change of Control

The Company has entered into an employment agreement with each of Mr. Marwah, Mr. Naccarato and Mr. Nogalo. In addition, the Company had entered into employment agreements with Mr. McQuade and Mr. Dionisi, which agreements terminated effective upon their respective retirement dates. The payments provided upon termination or a change of control under each Named Executive Officer’s employment agreement are summarized below.

Michael McQuade, Chief Executive Officer

As discussed above, Michael McQuade was replaced by Michael Garcia as Chief Executive Officer in June 2022 and retired from the Company effective July 31, 2022. During the three-month notice period between his resignation and the termination date, Mr. McQuade continued to be paid the base salary and such wages as required by the Employment Standards Act, 2000 (the “ESA”), and was entitled to participate in any benefits, additional perquisites and such other benefits as required by the ESA. Mr. McQuade also received an annual bonus in an amount fixed at his full target for the fiscal year ending March 31, 2023, prorated for the period that Mr. McQuade was actively employed during such fiscal year.

Mr. McQuade’s participation in all bonus or incentive plans terminated immediately on his termination date. Pursuant to the Omnibus Incentive Plan, Mr. McQuade is entitled to exercise, settle or surrender any awards under the Omnibus Incentive Plan that have vested by the earlier of (i) the expiry date of such award, and (b) 120 days following his termination date. In addition, within 60 days following his retirement date of July 31, 2022, Mr. McQuade is entitled to surrender any of the Replacement LTIP Awards granted to him for cash consideration equal to the fair market value of the Shares, all determined in accordance with the agreement between Mr. McQuade and the Company governing his Replacement LTIP Awards. On April 1, 2022, Mr. McQuade was granted an additional 37,888 RSUs and 60,620 PSUs, each of which vest on December 15, 2024 subject to certain conditions. Effective July 31, 2022, Mr. McQuade surrendered 380,029 Replacement LTIP Awards (representing rights to acquire 380,029 Shares of the Company) in consideration for an aggregate cash payment of $4,607,800.76.

Rajat Marwah, Chief Financial Officer

If Mr. Marwah’s employment is terminated for cause, he will receive the sum of his accrued but unpaid base salary, earned but unused vacation pay, earned but unpaid Variable Compensation Incentive Plan (“VCIP”) payments, and reimbursement for unreimbursed business expenses properly incurred (collectively, the “Accrued Amounts”). Algoma will have no other obligations to Mr. Marwah, save and except for any obligations under the ESA.

If Mr. Marwah’s employment is terminated without cause (other than in the event of a change of control, as discussed further below), Mr. Marwah will receive, in the form of base salary continuance, (a) if his service is less than five years, 12 months’ base salary; or (b) if his service is five years or more, 24 months’ base salary (the “Salary Continuance Period”).

In the event of a change of control, if Mr. Marwah’s employment is terminated without cause, or he resigns due to constructive dismissal, within, if it is a direct consequence of an anticipated change of control, six months prior to a change of control or within one year following a change of control, he will be entitled to severance in an amount equal to: (a) 1.5 times the total amount of base salary that otherwise was to have been provided during the Salary Continuance Period, to a maximum payment of 30 months’ base salary; and (b) a pro rata VCIP payment for the period up to the termination date and then, for the 24 month period after the termination date, a VCIP payment at full target under the VCIP.

In certain circumstances, Mr. Marwah will receive amounts payable prior to the termination date in accordance with the VCIP and will be entitled to receive a pro rata VCIP payment at full target under the plan for the partial fiscal year up to the termination date. During the Salary Continuance Period or until he obtains alternate employment, Mr. Marwah will, (a) subject to and in accordance with the terms of the applicable benefit plan, receive medical, dental and life insurance coverage; and (b) subject to and in accordance with the terms of the applicable retirement plan, participate in the retirement plans. Mr. Marwah will also receive short or long-term disability benefit coverage during the period corresponding to the statutory notice period as required under the ESA.

In the event Mr. Marwah’s employment is terminated following his death or disability, no compensation will be owed by Algoma to him or his estate other than the Accrued Amounts, if any, and any amounts that may be owing under the ESA.

In the event Mr. Marwah resigns, Algoma will be entitled to accept his resignation effective immediately and pay to Mr. Marwah his applicable salary and any earned VCIP payment during a 13-week resignation notice period, in which case Algoma will continue his benefits only as required under the ESA. He will also be entitled to any unpaid VCIP incentive payment confirmed for a prior fiscal period. Any awards to, or entitlements of, Mr. Marwah to long-term incentive compensation will be determined in accordance with the Company’s Omnibus Incentive Plan.

John Naccarato, Vice President – Strategy & General Counsel

If Mr. Naccarato’s employment is terminated for cause, he will receive the sum of his Accrued Amounts and Algoma will have no other obligations to Mr. Naccarato, save and except for any obligations under the ESA.

If Mr. Naccarato’s employment is terminated without cause (other than in the event of a change of control, as discussed further below), Mr. Naccarato will continue to receive his base salary during the Salary Continuance Period.

In the event of a change of control, if Mr. Naccarato’s employment is terminated without cause, or he resigns due to constructive dismissal, within, if it is a direct consequence of an anticipated change of control, six months prior to a change of control or within one year following a change of control, he will be entitled to severance in an amount equal to: (a) 1.5 times the total amount of base salary that otherwise was to have been provided during the Salary Continuance Period, to a maximum payment of 30 months’ base salary; and (b) a pro rata VCIP payment for the period up to the termination date and then, for the 24 month period after the termination date, a VCIP payment at full target under the VCIP.

In certain circumstances, Mr. Naccarato will receive amounts payable prior to the termination date in accordance with the VCIP and will be entitled to receive a pro rata VCIP payment at full target under the plan for the partial fiscal year up to the termination date. During the Salary Continuance Period or until he obtains alternate employment, Mr. Naccarato will, (a) subject to and in accordance with the terms of the applicable benefit plan, receive medical, dental and life insurance coverage; (b) subject to and in accordance with the terms of the applicable retirement plan, participate in the retirement plans; and (c) receive a continuation of the applicable perquisites set out in his employment agreement. Mr. Naccarato will also receive short or long-term disability benefit coverage during the period corresponding to the statutory notice period as required under the ESA.

In the event Mr. Naccarato’s employment is terminated following his death or disability, no compensation will be owed by Algoma to him or his estate other than the Accrued Amounts, if any, and any amounts that may be owing under the ESA.

In the event Mr. Naccarato resigns, Algoma will be entitled to accept his resignation effective immediately and pay to Mr. Naccarato his applicable salary and any earned VCIP payment during a 13-week resignation notice period, in which case Algoma will continue his benefits only as required under the ESA. He will also be entitled to any unpaid VCIP incentive payment confirmed for a prior fiscal period. Any awards to, or entitlements of, Mr. Naccarato to long-term incentive compensation will be determined in accordance with the Company’s Omnibus Incentive Plan.

Mark Nogalo, Vice President – Maintenance & Operating Services

If Mr. Nogalo’s employment is terminated for cause, he will receive the sum of his Accrued Amounts and Algoma will have no other obligations to Mr. Nogalo, save and except for any obligations under the ESA.

If Mr. Nogalo’s employment is terminated without cause, Mr. Nogalo will continue to receive his base salary during the Salary Continuance Period.

In the event of a change of control (other than in the event of a change of control, as discussed further below), if Mr. Nogalo’s employment is terminated without cause, or he resigns due to constructive dismissal, within, if it is a direct consequence of an anticipated change of control, six months prior to a change of control or within one year following a change of control, he will be entitled to severance in an amount equal to: (a) 1.5 times the total amount of base salary that otherwise was to have been provided during the Salary Continuance Period, to a maximum payment of 30 months’ base salary; and (b) a pro rata VCIP payment for the period up to the termination date and then, for the 24 month period after the termination date, a VCIP payment at full target under the VCIP.

In certain circumstances, Mr. Nogalo will receive amounts payable prior to the termination date in accordance with the VCIP and will be entitled to receive a pro rata VCIP payment at full target under the plan for the partial fiscal year up to the termination date. During the Salary Continuance Period or until he obtains alternate employment, Mr. Nogalo will, (a) subject to and in accordance with the terms of the applicable benefit plan, receive medical, dental and life insurance coverage; and (b) subject to and in accordance with the terms of the applicable retirement plan, participate in the retirement plans. Mr. Nogalo will also receive short or long-term disability benefit coverage during the period corresponding to the statutory notice period as required under the ESA.

In the event Mr. Nogalo’s employment is terminated following his death or disability, no compensation will be owed by Algoma to him or his estate other than the Accrued Amounts, if any, and any amounts that may be owing under the ESA.

In the event Mr. Nogalo resigns, Algoma will be entitled to accept his resignation effective immediately and pay to Mr. Nogalo his applicable salary and any earned VCIP payment during a 13-week resignation notice period, in which case Algoma will continue his benefits only as required under the ESA. He will also be entitled to any unpaid VCIP incentive payment confirmed for a prior fiscal period. Any awards to, or entitlements of, Mr. Nogalo to long-term incentive compensation will be determined in accordance with the Company’s Omnibus Incentive Plan.

Robert Dionisi, Chief Commercial Officer

As discussed above, Mr. Dionisi retired from his position as Chief Commercial Officer on April 30, 2022. Mr. Dionisi is succeeded by Mr. Rory Brandow as Vice President – Sales.

Mr. Dionisi’s participation in all bonus or incentive plans terminated immediately on his termination date. Pursuant to the Omnibus Incentive Plan, Mr. Dionisi is entitled to exercise, settle or surrender any awards under the Omnibus Incentive Plan that have vested by the earlier of (i) the expiry date of such award, and (b) 120 days following his termination date. On April 30, 2022, Mr. Dionisi surrendered 15,000 Replacement LTIP Awards (representing rights to acquire 15,000 Shares of the Company) in consideration for an aggregate cash payment of $184,193.50.

Pension Plan Benefits

The Company, through Algoma Steel Inc., provides a defined benefit plan (Pension Plan for Salaried Employees, registered under the PBA as number 1079896) (the “DB Plan”) and a defined contribution plan (Money Purchase Pension Plan, registered with the Financial Services Regulatory Authority of Ontario under registration number 1124106) (the “DC Plan”), to its Named Executive Officers (among other eligible employees). Algoma Steel Inc. also administers additional pension plans in which the NEOs are not entitled to participate.

Defined Benefit Plan

In Fiscal 2022, Messrs. Nogalo and Dionisi participated in the DB Plan, which includes certain salaried employees of the Company and is based on years of service and average earnings for a defined period prior to retirement. A monthly pension is payable on an unreduced basis when the member attains age 60 and 10 years of service, and a bridge benefit is also payable from the unreduced age to age 65. The plan also contains various minimum benefit, pre-1988 member contribution benefit, grandparenting, early retirement window and plant closure provisions that may result in a larger or earlier unreduced pension than described above in certain circumstances.

The following table provides certain information regarding the DB Plan for Fiscal 2022.

Annual Benefits Payable ($)
Name and Principal Position	Number of years credited service as at March 31, 2022	At year end	At age 65	Option- based awards	Opening present value of defined benefit obligation as of April 1, 2021 ($)	Compensatory change ($)	Non-compensatory change ($)	Closing present value of defined benefit obligation ($)
Michael McQuade(1) Chief Executive Officer	—	—	—	—	—	—	—	—
Rajat Marwah Chief Financial Officer	—	—	—	—	—	—	—	—
John Naccarato Vice President, Strategy and General Counsel	—	—	—	—	—	—	—	—

		Annual Benefits Payable ($)
Name and Principal Position	Number of years credited service as at March 31, 2022	At year end	At age 65	Option- based awards	Opening present value of defined benefit obligation as of April 1, 2021 ($)	Compensatory change ($)	Non-compensatory change ($)	Closing present value of defined benefit obligation ($)
Mark Nogalo Vice President, Maintenance and Operating Services	34.42	117,700	117,700	—	1,725,400	46,200	(148,500)	1,623,100
Robert Dionisi(2) Chief Operating Officer	35	119,700	119,700	—	1,685,100	—	(97,900)	1,587,200

Notes:

(1)	Mr. McQuade resigned as Chief Executive Officer in June 2022, and was replaced by Michael D. Garcia as Chief Executive Officer.
(2)	Mr. Dionisi resigned as Chief Commercial Officer in May 2022, and was replaced by Rory Brandow, Vice President of Sales.

Defined Contribution Plan

In Fiscal 2022, Messrs. McQuade, Marwah and Naccarato participated in the DC Plan, which provides, with respect to non-union salaried employees, a Company contribution at 5% of base salary, and an option that such employees may elect to contribute up to 2% of their base salary, which the Company will match. The sum of all contributions by the Company and the respective employee must not exceed the income tax limit for money purchase plans in any taxation year.

The following table provides certain information regarding the accrued values under the DC Plan for Fiscal 2022.

Name and Principal Position	Accumulated value as of April 1, 2021 ($)	Compensatory change ($)	Expected accumulated value at year ending March 31, 2022 ($)
Michael McQuade(1) Chief Executive Officer	66,362	—	95,572
Rajat Marwah Chief Financial Officer	275,542	—	302,453
John Naccarato Vice President, Strategy and General Counsel	52,481	—	83,756
Mark Nogalo Vice President, Maintenance and Operating Services	—	—	—
Robert Dionisi(2) Chief Operating Officer	—	—	—

Notes:

(1)	Mr. McQuade resigned as Chief Executive Officer in June 2022, and was replaced by Michael D. Garcia as Chief Executive Officer.

(2)	Mr. Dionisi resigned as Chief Commercial Officer in May 2022, and was replaced by Rory Brandow, Vice President of Sales.

All Other Compensation - Benefits and Perquisites

The Named Executive Officers are, or in the case of Mr. McQuade and Mr. Dionisi, were until their termination dates, eligible to participate in benefits available generally to salaried employees, including benefits under Algoma’s health and welfare plans and arrangements, and vacation pay or other benefits under Algoma’s medical insurance plan. Perquisites and benefits are not significant elements of compensation for the Named Executive Officers.

Compensation – Directors

Individual Directors add value to the Board and to the Company by bringing skills, knowledge and experiences that complement those of their colleagues, so that collectively, the Board provides diversity and balance in views and perspectives, ensuring a challenging and thoughtful exchange with management. There is an expectation that Directors will attend all meetings and will be available as needed outside of meetings. Board membership is reviewed annually to ensure the right mix and skills are present.

Our directors’ compensation program is designed to attract and retain the most qualified individuals to serve on the Board. The Board, through the Human Resources and Compensation Committee, will be responsible for reviewing and approving any changes to the directors’ compensation arrangements. Director compensation is structured to recognize Directors for their skills, knowledge, experiences and attention in overseeing the governance of the Company, and to align with Shareholders’ interests. The Human Resources and Compensation Committee reviews Director compensation and recommends any changes to the Board to ensure that Director compensation is competitive. In making its recommendation, the Human Resources and Compensation considers:

•	the level of compensation required to fairly reflect the risks and responsibilities of serving as a Director; and

•	the alignment of the interests of Directors and Shareholders.

In consideration for serving on the Board, each Director that is not an employee is paid an annual cash retainer, and is reimbursed for their reasonable out-of-pocket expenses incurred while serving as Directors.

All non-employee Directors received compensation in respect of Fiscal 2022 for their service on our Board. Mr. McQuade did not receive any compensation as a director of the Company, and his compensation for serving as Chief Executive Officer is included with that of the other Named Executive Officers. The following table sets forth information concerning the compensation paid by the Company to each of the non-employee directors in respect of Fiscal 2022:

Position	Amount Per Year (US$)
Member of the Board(1)	220,000
Chair of the Board	310,000
Audit Committee Chair	25,000
Other Committee Chairs(2)	20,000

Notes:

(1)	For all members of the Board other than the Chair of the Board.
(2)	For all independent Directors who serve as chairs of committees of the Board.

We do not provide a meeting fee for Board members. The total retainer is deemed to be full payment for the role of Director. An exception to this approach would be made in the event of a special transaction or other special circumstance that would require more meetings than are typically required.

In Fiscal 2022, a portion of each Director’s cash retainer was paid on February 9, 2022, with the remainder paid on April 1, 2022. In addition, a minimum of 50% of a Director’s compensation is payable in DSUs, while Directors can elect to receive DSUs for the remaining 50%. In Fiscal 2022, two Directors elected to receive 100% of their annual retainers in the form of DSUs, and six directors elected to receive 50% of their annual retainers in the form of DSUs. A portion of the DSUs payable to each Director for Fiscal 2022 were granted on February 9, 2022, with the remainder granted on April 1, 2022. The DSUs vested immediately upon grant.

The Company expects that for the fiscal year ending March 31, 2023 and thereafter, the cash retainer will be payable annually in arrears and grants of DSUs will be made annually in advance, with 25% of the DSUs vesting quarterly on June 30, September 30, December 31 and March 31 of each year. The number of DSUs to be issued upon a Director electing to receive their cash retainers in DSUs is based on the greater of the volume weighted average trading price of the Shares on Nasdaq (converted to Canadian dollars) or the TSX for the five trading days prior to such issuance (the “Market Price”).

Summary Compensation Table – Directors

The following table sets out information concerning the compensation earned by the Directors in respect of Fiscal 2022.

Name	Fees earned (US$)(1)	Share-based awards (US$)(2)	Option- based awards (US$)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Mary Anne Bueschkens	48,521	48,733	—	—	—	—	97,254
James Gouin	50,884	51,086	—	—	—	—	101,969
Andy Harshaw(4)	68,010	71,361	—	—	—	—	139,371
Brian Pratt(3)	—	97,437	—	—	—	—	97,437
Eric S. Rosenfeld(3)	—	97,437	—	—	—	—	97,437
Gale Rubenstein	52,932	53,150	—	—	—	—	106,082
Andrew E. Schultz(4)	55,959	58,926	—	—	—	—	114,885
David D. Sgro(3)	49,123	49,317	—	—	—	—	98,440

Notes:

(1)	This amount represents the cash retainer paid to each director for Fiscal 2022.
(2)

This amount represents the DSUs granted to the Directors as compensation for their service as Directors in Fiscal 2022, representing the portion of the cash retainer which the applicable Director elected to be paid in the form of DSUs under the Omnibus Incentive Plan, and the dividend equivalent DSUs credited in respect of the quarterly dividend paid in Fiscal 2022. The grant date fair value of the DSUs has been calculated in accordance with the Omnibus Incentive Plan, as the number of DSUs granted times the Market Price on the date on which value was determined for the grant. The dividend equivalent DSUs have been calculated in accordance with the Omnibus Incentive Plan, by multiplying the amount of the quarterly dividend paid on the Shares by the number of DSUs held by the Director on the record date for such dividend and dividing such amount by the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.
(3)

The above table does not include information concerning the ownership of Shares or warrants beneficially owned by each of Brian Pratt, Eric S. Rosenfeld or David D. Sgro, which is described under “About the Nominees” above.

(4)

The above table does not include information concerning the ownership of Replacement LTIP Awards beneficially owned by each of Andy Harshaw and Andrew Schultz, which is described under “About the Nominees” above.

Outstanding Share Based Awards and Option Based Awards – Directors

The following table describes the outstanding Share-based awards and option-based awards held by Directors at March 31, 2022. In Fiscal 2022, the Company granted a total of 40,225 DSUs to the Company’s non-employee Directors. All DSUs vested immediately on the date of grant. Each DSU may be redeemed, on the settlement date, for one Share or a cash payment. As of March 31, 2022, no RSUs or PSUs had been awarded to the Directors under the Omnibus Incentive Plan.

	OPTION-BASED AWARDS				SHARE-BASED AWARDS
Name and Principal Position	Number of Shares underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)	Number of underlying Shares that have not vested (#)	Market or payout value of unvested Share-based awards ($)	Market or payout value of vested Share-based awards not paid out or distributed (US$)(1)
Mary Anne Bueschkens(2)(3) Director	—	—	—	—	—	—	33,655
James Gouin(2)(3)(4)(6) Director and Chair of the Audit Committee	—	—	—	—	—	—	34,302
Andy Harshaw(4)(5) Director and Chair of the Board and the Operations and Capital Projects Committee	—	—	—	—	—	—	48,749
Brian Pratt(5)(6) Director	—	—	—	—	—	—	67,292
Eric S. Rosenfeld(2) Director	—	—	—	—	—	—	67,292
Gale Rubenstein(2)(3) Director and Chair of the Nominating and Governance Committee	—	—	—	—	—	—	36,710
Andrew Schultz(3)(4)(5)(6) Director and Chair of the Human Resources and Compensation Committee and Risk Management Committee	—	—	—	—	—	—	41,112
David D. Sgro(3)(4) Director	—	—	—	—	—	—	34,239

Note:

(1)

This amount represents the DSUs granted to Directors in Fiscal 2022, plus the dividend equivalent DSUs credited in respect of the quarterly dividend paid in Fiscal 2022. The grant date fair value of the DSUs has been calculated in accordance with the Omnibus Incentive Plan, as the number of DSUs granted times the Market Price on the date on which value was determined for the grant. The dividend equivalent DSUs have been calculated in accordance with the Omnibus Incentive Plan, by multiplying the amount of the quarterly dividend paid on the Shares by the number of DSUs held by the Director on the record date for such dividend and dividing such amount by the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

(2)	Member of the Nominating and Governance Committee.
(3)	Member of the Risk Management Committee.
(4)	Member of the Audit Committee.
(5)	Member of the Operations and Capital Projects Committee.
(6)	Member of the Human Resources and Compensation Committee.

Incentive Plan Awards – Value Vested or Earned During the Year – Directors

Name	Option based awards - value vested during the year	Share-based awards - value vested during the year (US$)	Non-equity incentive plan compensation - value earned during the year (US$)
Mary Anne Bueschkens Director	—	35,515	—
James Gouin Director and Chair of the Audit Committee	—	36,201	—
Andy Harshaw Director and Chair of the Board and the Operations and Capital Projects Committee	—	51,494	—
Brian Pratt Director	—	71,020	—
Eric S. Rosenfeld Director	—	71,020	—
Gale Rubenstein Director and Chair of the Nominating and Governance Committee	—	38,737	—
Andrew Schultz Director and Chair of the Human Resources and Compensation Committee and Risk Management Committee	—	43,390	—
David D. Sgro Director		36,135

Notes:

(1)

This amount represents grants of DSUs made under the Omnibus Incentive Plan, which were granted on February 9, 2022 and vested immediately upon grant. For purposes of valuing the share awards, the closing price of the Shares on the TSX on February 9, 2022 were used, being $12.09 per Share, converted to U.S. dollars.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes certain information as of March 31, 2022 regarding compensation plans of the Company under which equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding DSUs	Weighted-average exercise price of outstanding DSUs (US$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (#)
Equity compensation plans approved by securityholders – N/A	—	—	—
Equity compensation plans not approved by securityholders – Omnibus Incentive Plan(1)	38,577	$8.985	8,810,689	(3)

Notes:

(1)

See “Equity Incentive Plans – Omnibus Incentive Plan” for a description of the material features of the Omnibus Incentive Plan. The Omnibus Incentive Plan was adopted in connection with the Merger on October 19, 2021. As of March 31, 2022, no RSUs or PSUs had been awarded under the Omnibus Incentive Plan.

(2)	Represents the number of shares available for future issuance under the Omnibus Incentive Plan.

STATEMENT OF GOVERNANCE PRACTICES

The Board believes that strong corporate governance is important to the long-term success of the Company and maintaining the trust of Shareholders, customers and other stakeholders.

Overall Approach

As a corporation incorporated under the BCBCA and listed on both the TSX and Nasdaq, the Company is subject to various Canadian and U.S. legislation, rules, regulations, standards and recommendations related to governance practices. The Company, through the Nominating and Governance Committee, reviews on a regular basis legislative and regulatory requirements as well as the best practice recommendations of various organizations and shareholders.

The Board and senior management believe that the Company’s current governance practices are appropriate and comply in all material respects with all requisite regulatory and statutory requirements, including National Policy 58-201 – Corporate Governance Guidelines (the “Corporate Governance Guidelines”), the corporate governances rules of the TSX and Nasdaq, and the applicable Canadian and U.S. corporate and securities laws, including the provisions of the BCBCA and the applicable provisions of the U.S. Sarbanes-Oxley Act.

Nasdaq Corporate Governance

The Company complies with corporate governance requirements of Nasdaq (the “Nasdaq Listing Rules”). The Company is a “foreign private issuer” as defined under Rule 3b-4 promulgated under the Exchange

Act. As a foreign private issuer, the Company is not required to comply with all of the corporate governance requirements of the Nasdaq Listing Rules and may follow home country practice in lieu of certain of the requirements of the Rule 5600 Series. The manner in which the Company’s corporate governance practice differs from the Nasdaq corporate governance requirements is described in the Company’s Nasdaq Corporate Governance disclosure, which can be viewed on the Company’s website at www.algoma.com.

Canadian Corporate Governance

The Canadian Securities Administrators have issued the Corporate Governance Guidelines, together with certain related disclosure requirements pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”, and together with the Corporate Governance Guidelines, the “CSA Governance Rules”). The Company recognizes that good corporate governance plays an important role in the Company’s overall success and in enhancing shareholder value and, accordingly, the Company has adopted certain corporate governance policies and practices which reflect the Company’s consideration of the recommended CSA Governance Rules. The disclosure set out below includes disclosure required by NI 58-101 describing Algoma’s approach to corporate governance in relation to the CSA Governance Rules.

Governance Highlights

Governance Element	Company Practice

Board Size	10 Directors, increased to 12 (with 12 Directors standing for election at the Meeting)

Board Independence	80% (8/10) independent

Entirely Independent Committees	Audit Committee; Nominating and Governance Committee; Human Resources and Compensation Committee; Operations and Capital Projects Committee; Risk Management Committee

Independent Board and Committee Meetings	The independent Directors hold in-camera sessions at the conclusion of each regularly scheduled Board and committee meeting

Voting Standard for Board Elections	Annually by a majority of votes cast

Majority Voting Policy	Yes

Share Ownership Guidelines	No

New Director Orientation and Continuing Education	Yes

Annual Board Assessments	Yes

To comply with the various applicable governance standards and to achieve best practices, the Company has adopted comprehensive corporate governance policies and procedures, including:

•	Code of Business Conduct and Ethics;

•	Charter of the Board of Directors;

•	Audit Committee Charter;

•	Nominating and Governance Committee Charter;

•	Human Resources and Compensation Committee Charter;

•	Operations and Major Projects Committee Charter;

•	Risk Management Committee Charter;

•	Position Descriptions for the Chief Executive Officer, Chair of the Board and Committee Chairs;

•	Whistleblower Policy;

•	Majority Voting Policy;

•	Insider Trading Policy; and

•	Disclosure and Confidential Information Policy.

The Board believes that the Company’s governance practices are in compliance with the CSA Governance Rules.

Composition of Board of Directors and Independence

The Board is currently comprised of 10 Directors, eight of whom are independent Directors. Pursuant to NI 58-101, an independent Director is one who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with a Director’s independent judgment. The Company has determined that Andy Harshaw (Chair), Mary Anne Bueschkens, James Gouin, Brian Pratt, Eric Rosenfeld, Gale Rubenstein, Andrew Schultz and David Sgro are independent under the Applicable Rules, and that Michael Garcia (Chief Executive Officer) and Michael McQuade are not independent thereunder. Michael Garcia is not considered to be independent under the Applicable Rules because he is our Chief Executive Officer. Michael McQuade is not considered independent under the Applicable Rules because he acted as Chief Executive Officer of Algoma until his retirement from such position in June 2022. In addition, Ave G. Lethbridge and Sanjay Nakra are being nominated for election as Directors at the Meeting, and the Board has determined that both individuals are independent.

The independent Directors hold in-camera sessions at the conclusion of each regularly scheduled Board and committee meeting. The Chair of the Board conducts the in-camera sessions of the Board and the Chair of each committee conducts the in-camera sessions of its committee, as applicable, without management or the other non-independent Directors present.

Nomination of Directors

Other than the Principal Shareholders’ nominees nominated pursuant to the Investor Rights Agreement, all Board nominees are nominated by the Nominating and Governance Committee, who make such nominations after considering the mix of skills and experience it believes are necessary to further the Company’s goals. The written charter of the Nominating and Governance Committee sets out the committee’s responsibilities with respect to nominating Board member candidates, which include to: (i) review annually the competencies, skills and personal qualities of the Board, in light of relevant factors; (ii)

seek individuals qualified (in the context of the needs of the Company, any formal criteria established by the Board and any obligations under the Company’s contractual arrangements) to become members of the Board; (iii) review and recommend to the Board, the membership and allocation of Board members to the various committees of the Board; and (iv) consider the level of diversity on the Board.

The Nominating and Governance Committee will seek prospective candidates who are independent, have recognized functional and industry experience, sound business judgement, high ethical standards, time to devote to the Board and the ability to contribute to the Board’s diversity (with respect to gender, experience, geography, ethnicity and age). The Nominating and Governance Committee intends to identify qualified candidates when necessary through a number of possible sources, including search firms where appropriate.

Directors elected at an annual meeting are elected for a term expiring at the close of the subsequent annual meeting and are eligible for re-election. Directors appointed by the Directors between meetings of Shareholders in accordance with the Articles are appointed for a term expiring at the close of the next annual meeting and are eligible for election or re-election, as the case may be.

For a chart illustrating the relevant skills possessed by each Director who is proposed for election at the Meeting, see “Matters to be Considered at the Meeting – Election of Directors – Skills Matrix”.

Term Limits

The Board has not adopted director term limits or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the Nominating and Governance Committee will seek to maintain the composition of the Board in a way that provides, in the judgment of the Board, the best mix of skills and experience to provide for our overall stewardship. The Nominating and Governance Committee also is expected to conduct an annual process for the assessment of the Board (see below under “Board Assessments”), each Board committee and each Director regarding his, her or its effectiveness and performance, and to report evaluation results to the Board.

Board Assessments

The Nominating and Governance Committee intends to conduct an annual assessment of the performance, effectiveness and contribution of the Board, Board committees and of each individual Director. The results of the assessments will be communicated to the Board. This process will be used (i) as an assessment tool; (ii) as a component of the regular review process of Board members’ participation; (iii) to assist with the Board’s succession planning; and (iv) to determine appropriate individuals to stand for re-election to the Board.

Mandate of the Board

The mandate of the Company’s Board is one of stewardship and oversight of the Company and its affairs. In fulfilling its mandate, the Board has adopted a written mandate setting out its responsibility for, among other things, (i) participating in the development of and approving a strategic plan for the Company; (ii) supervising the activities and managing the investments and affairs of the Company; (iii) approving major decisions regarding the Company; (iv) defining the roles and responsibilities of management; (v) reviewing and approving the business and investment objectives to be met by management; (vi) assessing the performance of and overseeing management; (vii) issuing securities of the Company for such consideration as the Board may deem appropriate, subject to applicable law; (viii) reviewing the Company’s debt strategy; (ix) identifying and managing risk exposure; (x) ensuring the integrity and adequacy of the Company’s internal controls and management information systems; (xi) succession planning; (xii) establishing committees of the Board, where required or prudent, and defining their mandate; (xiii) establishing and maintaining procedures and policies to ascertain Director independence; (xiv) maintaining records and providing reports to Shareholders; (xv) ensuring effective and adequate communication with Shareholders, other stakeholders and the public; and (xvi) determining the amount and timing of dividends to Shareholders. A copy of the Board’s written mandate is attached to this Information Circular as Schedule A.

Position Descriptions

Chair of the Board

The Board has adopted a written position description for the Chair of the Board which sets out the individual’s key responsibilities, including, as applicable, duties relating to setting Board meeting agendas, chairing Board and Shareholder meetings, managing in camera sessions, Director development and communicating with Shareholders and regulators.

Committee Chairs

The Board has adopted a written position description for the Chair of the Audit Committee, the Chair of the Human Resources and Compensation Committee and the Chair of the Nominating and Governance Committee, each of which sets out such Chair’s key responsibilities, including duties relating to setting committee meeting agendas, chairing committee meetings and working with the respective committee and management to ensure, to the greatest extent possible, the effective functioning of the committee.

Chief Executive Officer

The Board has adopted a written position description and mandate for the Chief Executive Officer, which sets out the key responsibilities of the Chief Executive Officer. The primary functions of the Chief Executive Officer are to lead management of the business and affairs of the Company, to lead the implementation of the resolutions and the policies of the Board, to supervise day to day management of the Company and to communicate with Shareholders and regulators.

Orientation and Continuing Education

The Board provides newly elected or appointed directors with an orientation program to educate them on the Company, their roles and responsibilities on the Board and its committees, the contribution that an individual director is expected to make, as well as the Company’s internal controls, financial reporting and accounting practices. In addition, directors will, from time to time, as required, receive: (a) training to increase their skills and abilities, as it relates to their duties and their responsibilities on the board; and (b) continuing education about the Company to maintain a current understanding of the Company’s business, including its operations, internal controls, financial reporting and accounting practices. In addition, the chair of each committee will be responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate. The Nominating and Governance Committee is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the Directors and to ensure that their knowledge and understanding of our business remains current. The chair of each Board committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate.

Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics (“Code of Business Conduct”) that applies to all of our Directors, managers, officers, and employees. The objective of the Code of Business

Conduct is to provide guidelines for maintaining the integrity, reputation, honesty, objectivity and impartiality of the Company and its subsidiaries. Among other things, the Code of Business Conduct addresses conflicts of interest, protecting the Company’s assets, confidentiality, fair dealing with security holders, competitors and employees, insider trading, compliance with laws and reporting any illegal or unethical behaviours. As part of the Code of Business Conduct, any person subject to the Code of Business Conduct is required to avoid or fully disclose interests or relationships that are harmful or detrimental to the Company’s best interests or that may give rise to real, potential, or the appearance of, conflicts of interest. The Board will have the ultimate responsibility for the stewardship of the Code of Business Conduct. The Code of Business Conduct is available on the Company’s website at www.algoma.com.

In order to ensure compliance with the Code of Business Conduct, Company personnel are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. If required, employees may report violations of the Code of Business Conduct anonymously. It is the policy of the Company not to allow retaliation for reports of misconduct by others made in good faith. It is, at the same time, unacceptable to file a report knowing it is false. In addition, to foster a strong culture of ethical business conduct, the Company has implemented several other policies discussed in further detail below and elsewhere in this Information Circular.

Whistleblower Policy

The Company has adopted a whistleblower policy (the “Whistleblower Policy”) which sets out established procedures for personnel of the Company to confidentially and anonymously submit concerns to the Chair of the Audit Committee (who is independent of the Company) or to a third-party reporting system regarding any accounting or auditing matter or any other matter which the individual believes to be in violation of the Code of Business Conduct.

Insider Trading Policy

The Company’s Insider Trading Policy expressly states that no one with any knowledge of a material fact or a material change in the affairs of the Company that has not been generally disclosed to the public should purchase or sell any securities of the Company, inform anyone of such material fact or material change (other than in the necessary course of business) or advise anyone to purchase, sell, hold or exchange securities of the Company (or any other securities whose price or value may reasonably be expected to be affected by material changes affecting the Company) until the information has been generally disclosed to the public and sufficient time has elapsed for such information to have been adequately disseminated to the public. For the purpose of implementing such principles, the Insider Trading Policy sets out a number of guidelines, including directives to Directors, officers and employees of the Company.

Disclosure and Confidential Information Policy

The Company has adopted a disclosure and confidential information policy (the “Disclosure and Confidential Information Policy”) which provides guidelines on the disclosure of material information and the protection of confidential information. The guidelines include the directive to disclose any material information in respect of the Company, whether favourable or unfavourable, to the public promptly via news release and to not engage in selective disclosure. All written and oral disclosure, including news releases, must be approved, before public disclosure, by the disclosure committee of the Company (or designated members thereof). Any news releases containing material information should also be approved by the Board. The Disclosure and Confidential Information Policy also establishes guidelines with respect to electronic communications, dealings with the investment community and forward-looking information. To prevent the inadvertent disclosure of confidential information, the Disclosure and Confidential

Information Policy provides that Company personnel should not discuss the affairs of the Company with, or make information about the Company available to, outsiders and should take specific steps to preserve confidentiality where information is required to be disclosed to third parties.

Diversity

The Company is committed to fostering an open and inclusive workplace culture. The Company underscores a commitment to diversity and recognizes it as an important asset. The Company and its affiliates are firmly committed to providing equal opportunity in all aspects of employment.

We do not have a formal policy or targets on the representation of women or designated groups on our Board or senior management because the Nominating and Governance Committee values and considers diversity as part of its overall annual evaluation of Board nominees for election or re-election, as well as candidates for management positions and our executive team takes gender and diversity into consideration as part of its overall recruitment and selection process in respect of our Board and senior management. Gender is of particular importance to us in ensuring diversity within the Board and management. Recommendations concerning Board nominees are, foremost, based on merit and performance, but diversity is taken into consideration, as it is beneficial that a diversity of backgrounds, views and experiences be present at the Board and management levels.

The level of representation of women has been, and will continue to be, considered by the Company, the Board and the Nominating and Governance Committee in the making of executive officer appointments. In searches for new executive officers, the Nominating and Governance Committee will consider the level of female representation and diversity in management as one of several factors used in its search process. This will be achieved through continuously monitoring the level of female representation in senior management positions and, where appropriate, recruiting qualified female candidates as part of our overall recruitment and selection process to fill senior management positions, as the need arises, through vacancies, growth or otherwise.

Currently, none of our executive officers are women and two women sit on the Board, representing approximately 15.4% of all Directors. In addition, the Nominating and Governance Committee and the Board are recommending the appointment of an additional independent woman Director, Ave G. Lethbridge, to the Board at the Meeting.

Board Diversity Matrix (As of August 5, 2022)
Country of Principal Executive Offices	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	10
	Female	Male	Non-Binary	Did Not Disclosure Gender
Gender Identity
Directors	2	8	0	0
Demographic Background

Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	0

Conflicts of Interest

Certain of our Directors and officers are associated with other companies or entities, which may give rise to conflicts of interest. In accordance with the BCBCA, Directors who have a material interest in a contract or transaction, or proposed contract or transaction, that is material to the Company, or in any person with a material interest in such a contract or transaction, are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract or transaction. In addition, the Directors are required to act honestly and in good faith with a view to the best interests of the Company.

Committees of the Board

The Board has established six committees: (i) the Audit Committee; (ii) the Human Resources and Compensation Committee; (iii) the Nominating and Governance Committee; (iv) the disclosure committee (the “Disclosure Committee”); (v) the operations and capital projects committee (“Operations and Capital Projects Committee”); and (vi) the risk management committee (“Risk Management Committee”).

Audit Committee

Our Audit Committee consists of a minimum of three and a maximum of five Directors. Our Audit Committee currently consists of Messrs. Schultz, Harshaw, Sgro and Gouin. Mr. Gouin serves as the chair of the committee. The Board has determined that each member of the Audit Committee is independent within the meaning of the Nasdaq corporate governance rules, National Instrument 52-110 – Audit Committees (“NI 52-110”) and the Exchange Act, and free from any relationship that, in the view of the Board, could be reasonably expected to interfere with the exercise of his independent judgment as a member of the committee.

Each member of the Audit Committee has direct experience relevant to the performance of his responsibilities as an Audit Committee member. All members of our Audit Committee are financially literate (which is defined as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Algoma’s financial statements). In addition, one member of the Audit Committee is required to have accounting or related financial management expertise, qualifying as an audit committee financial expert as defined by the rules of the SEC rules, which our board of directors has determined is Mr. Gouin. For additional details regarding the relevant education and experience of each member of the Audit Committee, see “Matters to be Considered at the Meeting – Election of Directors – About the Nominees”.

The Board has adopted a written charter for the Audit Committee, which sets out the Audit Committee’s responsibilities. These responsibilities include:

•	reviewing, approving and recommending for Board approval Algoma’s financial statements, including any certification, report, opinion or review rendered by the external auditor, the annual information form, and the related management’s discussion and analysis and press release;

•	receiving periodically management reports assessing the adequacy and effectiveness of Algoma’s disclosure controls and procedures;

•

reviewing and making recommendations to the Board in respect of the mandate of Algoma’s Disclosure Committee and reviewing the Disclosure Committee’s quarterly reports pertaining to its activities for the previous quarter;

•	preparing all disclosure and reports as may be required to be prepared by the committee by any applicable law, regulation, rule or listing standard;

•

reviewing material prepared by management regarding Algoma’s financial strategy considering current and future capital and operating plans and budgets, Algoma’s capital structure, including debt and equity components, current and expected financial leverage, interest rate and foreign currency exposures and in the committee’s discretion, making recommendations to the Board;

•	reviewing management’s process to identify, monitor and manage the significant risks associated with the activities of Algoma, as well as the steps taken by management to report such risks;

•	reviewing the effectiveness of the internal control systems for monitoring compliance with applicable laws and regulations;

•

assessing the qualifications and independence of the external auditor and being directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged (including resolution of disagreements between management of Algoma and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Algoma;

•

obtaining and reviewing a report, at least annually, from the external auditor describing (a) the external auditor’s internal quality-control procedures and (b) any material issues raised by the most recent internal quality-control review, or peer review, of the external auditor’s firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•

reviewing the scope, plan and results of the external auditor’s audit and reviews, including the auditor’s engagement letter, the post-audit management letter, if any, and the form of the audit report, and reviewing the scope and plan of the work to be done by the internal audit group and the responsibilities, budget, audit plan, activities, organizational structure and staffing of the internal audit group as needed;

•	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•	identifying and informing the Board of matters that may significantly impact on the financial condition or affairs of the business, including irregularities in Algoma’s business administration, and, where applicable, suggesting corrective measures to the Board;

•	reviewing the quality and integrity of Algoma’s financial reporting processes, both internal and external, in consultation with the external auditor;

•

developing and recommending to the Board for approval policies and procedures for the review, approval or ratification of related party transactions, overseeing the implementation of and compliance with the such policies regarding related party transactions and reviewing and approving all related party transactions required to be disclosed pursuant to applicable rules prior to us entering into such transactions;

•

reviewing with management, the external auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters as the committee or the Board deems necessary or appropriate, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by applicable accounting boards, the SEC or other regulatory authorities;

•

establishing and overseeing the effectiveness of procedures for the receipt, retention and treatment of complaints received by Algoma relating to accounting, auditing matters, internal accounting controls or the management of our business under Algoma’s whistleblower policy, including the confidential, anonymous submission by employees of Algoma of concerns regarding questionable accounting or auditing matters; and

•	performing any other activities as the committee or the Board deems necessary or appropriate.

Human Resources and Compensation Committee

We maintain a Human Resources and Compensation Committee consisting of at least three independent Directors. The Human Resources and Compensation Committee currently consists of three directors, each of whom is independent within the meaning of the Applicable Rules, and each of whom satisfies any additional compensation committee membership requirements of the Applicable Rules. The members of our Human Resources and Compensation Committee are Messrs. Schultz, Gouin and Pratt. Mr. Schultz serves as the chair of the committee. In affirmatively determining the independence of any director who serves on the Human Resources and Compensation Committee, the Board considered all factors specifically relevant to determining whether a director has a relationship to Algoma which is material to that director’s ability to be independent from management in connection with the duties of a committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by Algoma to such director; and (ii) whether such director is affiliated with Algoma, a subsidiary of Algoma or an affiliate of a subsidiary of Algoma.

Each member of the Human Resources and Compensation Committee has direct experience relevant to his responsibilities in executive compensation. Our Board has adopted a Human Resources and Compensation Committee charter setting forth the responsibilities of the committee, which are consistent with the Applicable Rules and include:

•	reviewing and making recommendations to the Board with respect to the compensation of directors of Algoma;

•

reviewing and making recommendations to the Board with respect to the corporate goals and objectives relevant to the compensation of the Chief Executive Officer and evaluating the Chief Executive Officer’s performance in light of those goals and objectives;

•

reviewing and making recommendations to the Board with respect to the compensation of the Chief Executive Officer and, based on the recommendation of the Chief Executive Officer, the other members of the executive management group, including salary, incentive compensation plans, equity-based plans, the terms of any employment agreements, severance arrangements and change of control arrangements or provisions, and any special or supplemental benefits;

•	recommending awards under the incentive compensation and equity-based compensation plans of Algoma; and

•

from time to time, as appropriate, reviewing Algoma’s policies on salary administration, pay and employment equity, basic incentive and total cash compensation, retirement benefits, and long-term incentives and recommending changes to the Board if appropriate.

For additional details regarding the Human Resources and Compensation Committee, see “Compensation – Compensation Governance – Human Resources and Compensation Committee”.

Nominating and Governance Committee

We maintain a Nominating and Governance Committee consisting of at least three independent Directors.

Our Nominating and Governance Committee currently consists of three directors, each of whom is independent within the meaning of the Applicable Rules, and each of whom satisfies any additional Nominating and Governance Committee membership requirements of the Applicable Rules. The members of our Nominating and Governance Committee are Gale Rubenstein, Eric Rosenfeld and Mary Anne Bueschkens. Ms. Rubenstein serves as the chair of the committee.

Our Board has adopted a Nominating and Governance Committee charter setting forth the responsibilities of the committee, which are consistent with the Applicable Rules and include:

•	reporting to the chair of the Board with an assessment of the Board’s and management’s performance;

•

considering recommendations from the Chief Executive Officer concerning the hiring and termination of senior executives, and ensuring that the Chief Executive Officer engages senior management with the necessary skills, knowledge, and experience to manage Algoma’s affairs in a sound and responsible manner;

•

seeking individuals qualified (in the context of the needs of Algoma, any formal criteria established by the board and any obligations under Algoma’s contractual arrangements) to become members of the Board for recommendation to the Board;

•

reviewing the competencies, skills and personal qualities required of board members, as a whole, in light of relevant factors, including (i) the objective of adding value to Algoma in light of the opportunities and risks facing Algoma and Algoma’s strategies; (ii) the need to ensure, to the greatest extent possible, that a majority of the Board is comprised of individuals who meet the independence requirements of the applicable regulatory, stock exchange and securities law requirements or other guidelines; and (iii) any policies of the Board with respect to Board member diversity, tenure, retirement and succession and board member commitments; and

•	reviewing the appropriateness of the governance practices of Algoma and recommending any proposed changes to the Board for approval.

Disclosure Committee

We maintain a Disclosure Committee consisting of Algoma’s Chief Executive Officer (Michael Garcia), Chief Financial Officer (Rajat Marwah), Vice President – Strategy & General Counsel (John Naccarato), and such other members of senior management of Algoma as the Board may from time to time determine. Our board of directors has adopted a disclosure committee charter setting forth the responsibilities of the committee, which include:

•	assisting the Board, the Audit Committee, and senior management in designing, implementing and periodically evaluating Algoma’s disclosure controls and procedures;

•

ensuring that information required to be disclosed by Algoma is made known to the committee by others within Algoma and recorded, processed, summarized, and reported within the time periods specified in the rules and forms for Canadian and U.S. securities regulatory authorities, as applicable;

•	reviewing all public disclosures of Algoma, including, but not limited to, annual and quarterly reports, proxy circulars, news releases, presentations, and website content; and

•	evaluating the accuracy, completeness, materiality, timeliness and consistency of Algoma’s public disclosure and advising the Board, the Audit Committee and senior management with respect to same.

Operations and Capital Projects Committee

We maintain an Operations and Capital Projects Committee consisting of at least three individuals, at least one of whom is a director of Algoma. Our Operations and Capital Projects Committee currently consists of Brian Pratt, Andrew Schultz and Andy Harshaw (who also serves as chair of the committee). The Board has adopted an Operations and Capital Projects Committee charter setting forth the responsibilities of the committee, which include:

•	developing, implementing and monitoring the Company’s policies, practices and procedures regarding the operations strategies, and management of major projects;

•

reviewing the planning and execution of major projects, throughout the project lifecycle, including the planning, construction, approval, and implementations phases of the major projects as well as other applicable responsibilities as determined by the committee;

•

reviewing and, if appropriate, recommending the Board approval of, all project proposals and contracts that (i) are not included in the approved business plan of Algoma; and are anticipated to have a value, in the aggregate, greater than $10,000,000, or as otherwise specified in a policy of the committee; or (ii) determined by the Board or management to warrant additional risk review due to complexity and/or increased probability of risk to the Company;

•

reviewing and making recommendations to the Board with respect to (i) material changes to the scope, budget and schedule proposed by management with respect to major projects and (ii) other approvals related to the execution of major projects, as required from time to time;

and

•

retaining qualified advisors, independent of Company management, to monitor and report to the committee on the progress and performance of the major projects against approved execution plans, including scopes, budgets and schedules.

Risk Management Committee

We maintain a Risk Management Committee consisting of a minimum of three directors, including the chair of the Audit Committee. Our Risk Management Committee currently consists of Gale Rubenstein, Mary Anne Bueschkens, James Gouin and Andrew Schultz. Mr. Schultz serves as the chair of the committee. The Board has determined that each member of our Risk Management Committee is independent within the meaning of the Applicable Rules.

Our Board has adopted a Risk Management Committee charter setting forth the responsibilities of the committee, which are consistent with the Applicable Rules and include:

•

overseeing the Company’s enterprise risk management (“ERM”) program to assist the Board in providing oversight of the ERM activities of the Company and its subsidiaries and to advise the Board with respect to the effectiveness of the ERM framework of the Company;

•	receiving periodically management reports on potential emerging risks to the business and how these may interrelate with or compound known risks;

•	reviewing and evaluating the Company’s overall process for the identification and evaluation of principal business and operational risks and the prevention and/or mitigation thereof;

•

reviewing all project proposals and contracts that: (i) are not included in the approved business plan of Algoma; and are anticipated to have a value, in the aggregate, greater than $10,000,000 or as otherwise specified in a policy of the committee; or (ii) determined by the Board or management to warrant additional risk review due to complexity and/or increased probability of risk to the Company; and

•

reviewing with management emerging environmental, social and corporate governance (“ESG”) issues affecting the Company and liaise, as appropriate, with other committees of the Board regarding administering the ESG program of the Company and related best practices.

Board Interlocks

While the Board has not adopted a formal policy with respect to Board interlocks, the mandate of the Board of Directors provides that each member of the Board should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the member’s time and availability for his or her commitment to the Company, and that directors should advise the Chair of the Board and the Chief Executive Officer before accepting membership on other public company boards or any audit committee or other significant committee assignment on any other board. Currently, Eric Rosenfeld and David Sgro serve together on the board of Pangaea and also serve on Pangaea’s audit committee and compensation committee. The Board intends to consider interlocking memberships on a case-by-case basis and will consider recommendations from the Nominating and Governance Committee with respect thereto.

Succession Planning

The Board is responsible for providing guidance and oversight on succession management processes for the President & Chief Executive Officer and other key executives. As part of its mandate, the Nominating and Governance Committee intends to periodically review, with the Board, the succession plans relating to the position of the President & Chief Executive Officer and other senior positions. In addition, management is regularly asked to work with the Board to assess and enhance talent within the organization with the goal of investing time and resources in the managerial capabilities of its existing and future leaders.

Environmental, Social and Governance

The Company understands that ESG matters are becoming increasingly valued by its various stakeholders. The Company is committed to embedding these practices into its business model, which include: (i) complying with all applicable environmental laws and regulations; (ii) assessing sustainability-related risks and capturing value-added opportunities; (iii) actively supporting diversity and inclusion; (iv) aiming to provide safe and healthy environment for all employees; and (iv) promoting a culture where all of the Company’s employees share the foregoing commitments.

The Nominating and Governance Committee is responsible for overseeing Algoma’s ESG initiatives. In this capacity, the Nominating and Governance Committee oversees and review with management and the Board the emerging ESG issues affecting the Company, reviews and discusses with management the Company’s overall ESG strategy, and reviews and monitors key enterprise-wide ESG metrics, targets, key performance indicators and related goals and the progress towards achieving targets and benchmarks. In Fiscal 2022, Algoma announced that it had commenced construction on the EAF project, which will allow Algoma to transition to electric arc steelmaking. The EAF transformation is projected to deliver three million tonnes of annual CO2 reduction, and is expected to dramatically shrink Algoma’s environmental footprint.

Shareholder Engagement

Management welcomes frequent dialogue with shareholders. Management is committed to ensuring that if items of significant concern are raised by shareholders, these items are brought to the attention of the Board. In addition, management regularly engages with the investment community through: annual and quarterly reports, news releases, our website disclosure and regulatory documents filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov; quarterly conference calls to review financial and operating results open to all investors, the investment community, analysts and media; attendance at investor-focused conferences; and are available to meet or set up calls, as requested, with shareholders and potential shareholders.

Shareholders are welcome to contact the Company’s senior management team to discuss matters relating to the Company, and may also communicate directly with the independent members of the Board through the Chair by writing to: Mr. Andrew Harshaw, Chair of the Board, Algoma Steel Group Inc., 105 West Street, Sault Ste. Marie, Ontario P6A 7B4.

Risk Oversight

The Board is responsible for identifying the principal risks of the Company’s business and ensuring these risks are being appropriately managed. The Board periodically discusses with management guidelines and policies with respect to risk assessment, risk management, and major strategic, financial and operational risk exposures, and the steps management has taken to monitor and control any exposure resulting from such risks. The Board relies on the President & Chief Executive Officer; Chief Financial Officer; Vice

President, Strategy and General Counsel; Vice President, Maintenance and Operating Services and Vice President of Production to supervise day-to-day risk management, and management reports periodically to the Audit Committee and Board on risk management matters. A discussion of the primary risks facing the Company’s business is included in the Annual Report available on the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

EQUITY INCENTIVE PLANS

Omnibus Incentive Plan

The material features of the Omnibus Incentive Plan are summarized below. The following discussion is qualified entirely by the full text of the Omnibus Incentive Plan.

Shares Subject to the Omnibus Incentive Plan

The Omnibus Incentive Plan is a “fixed” plan in that, subject to the adjustment provisions provided for therein (including a subdivision or consolidation of Shares), the aggregate maximum number of Shares that may be issued upon the settlement of awards granted under the Omnibus Incentive Plan shall not exceed 8,849,266 Shares, representing approximately 10% of the Company’s issued and outstanding Shares as at the date of closing of the Merger (the “Reserved Shares”).

To the extent any awards under the Omnibus Incentive Plan are terminated or cancelled for any reason prior to exercise in full, the Shares subject to such awards (or any portion(s) thereof) shall be added back to the number of Shares reserved for issuance under the Omnibus Incentive Plan.

Insider Participation Limit

The Omnibus Incentive Plan provides that the aggregate number of Shares (a) issuable to insiders at any time (under all of the Company’s security-based compensation arrangements) cannot exceed 5% of the Company’s issued and outstanding Shares and (b) issued to insiders within any one-year period (under all of the Company’s security-based compensation arrangements) cannot exceed 5% of the Company’s issued and outstanding Shares.

Furthermore, the Omnibus Incentive Plan provides that within any one financial year of the Company, the aggregate fair market value on the date of grant of all awards granted to any one non-employee director under all of the Company’s security-based compensation arrangements shall not exceed $150,000 (with no more than $100,000 in options), provided that such limits shall not apply to (i) awards taken in lieu of any cash retainer or other Director fees, or (ii) a one-time initial grant to a non-employee director upon such director joining the board of directors.

Administration of the Omnibus Incentive Plan

The Plan Administrator (as defined in the Omnibus Incentive Plan) is determined by the Board, and is currently the Human Resources and Compensation Committee. The Omnibus Incentive Plan may in the future be administered by the Board itself or delegated to a committee of the Board. The Plan Administrator will determine which Directors, officers, consultants and employees are eligible to receive awards under the Omnibus Incentive Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Company, the number of Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine.

In addition, the Plan Administrator shall interpret the Omnibus Incentive Plan and may adopt administrative rules, regulations, procedures and guidelines governing the Omnibus Incentive Plan or any awards granted under the Omnibus Incentive Plan as it deems appropriate.

Eligibility

All Directors, officers, consultants and employees are eligible to participate in the Omnibus Incentive Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the Omnibus Incentive Plan will be determined in the discretion of the Plan Administrator.

Types of Awards

Awards of options, RSUs, PSUs and DSUs may be made under the Omnibus Incentive Plan. All of the awards described below will be subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the Omnibus Incentive Plan, and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the Omnibus Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or Shares issued pursuant to awards.

Options

An option entitles a holder thereof to purchase a prescribed number of treasury Shares at an exercise price set at the time of the grant. The Plan Administrator will establish the exercise price at the time each option is granted, which exercise price must in all cases be not less than the Market Price (as defined in the Omnibus Incentive Plan) on the date of grant. Subject to any accelerated termination as set forth in the Omnibus Incentive Plan, each option expires on its respective expiry date. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of options. Once an option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the option, unless otherwise specified by the Plan Administrator, or as otherwise set forth in any written employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and the participant. The Plan Administrator will have the right to accelerate the date upon which any option becomes exercisable. The Plan Administrator may provide at the time of granting an option that the exercise of that option is subject to restrictions, in addition to those specified in the Omnibus Incentive Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting an option and set forth in the particular award agreement, an exercise notice must be accompanied by payment of the exercise price. A participant may, in lieu of exercising an option pursuant to an exercise notice, elect to surrender such option to the Company (a “Cashless Exercise”) in consideration for an amount from the Company equal to (i) the Market Price of the Shares issuable on the exercise of such option (or portion thereof) as of the date such option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the option (or portion thereof) surrendered relating to such Shares (the “In-the-Money Amount”) by written notice to the Company indicating the number of options such participant wishes to exercise using the Cashless Exercise, and such other information that the Company may require. Subject to the provisions of the Omnibus Incentive Plan, the Company will satisfy payment of the In-the-Money Amount by delivering to the participant such number of Shares having an aggregate fair market value equal to the In-the-Money

Amount. Any options surrendered in connection with a Cashless Exercise will not be added back to the number of Shares reserved for issuance under the Omnibus Incentive Plan.

Restricted Share Units

A RSU is a unit equivalent in value to a Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Share (or the value thereof) for each RSU after a specified vesting period. The Plan Administrator may, from time to time, subject to the provisions of the Omnibus Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “RSU Service Year”).

The number of RSUs (including fractional RSUs) granted at any particular time under the Omnibus Incentive Plan will be calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in RSUs (including the elected amount, as applicable), as determined by the Plan Administrator, by (b) the greater of (i) the Market Price of a Share on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion. The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A of the United States Internal Revenue Code of 1986 (the “Code”), to the extent applicable.

Upon settlement, holders will receive (a) one fully paid and non-assessable Share in respect of each vested RSU, (b) a cash payment or (c) a combination of Shares and cash, in each case as determined by the Plan Administrator. Any such cash payments made by the Company shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Share as at the settlement date. Subject to the provisions of the Omnibus Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any RSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any RSU any later than the final business day of the third calendar year following the applicable RSU Service Year.

Performance Share Units

A PSU is a unit equivalent in value to a Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Share (or the value thereof) for each PSU after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the termination of a participant’s employment and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable award agreement. The Plan Administrator may, from time to time, subject to the provisions of the Omnibus Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “PSU Service Year”).

The Plan Administrator has the authority to determine any vesting terms applicable to the grant of PSUs. Upon settlement, holders will receive (a) one fully paid and non-assessable Share in respect of each vested PSU, (b) a cash payment, or (c) a combination of Shares and cash, in each case as determined by the Plan Administrator in its discretion. Any such cash payments made by the Company to a participant shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Share as at the settlement date. Subject to the provisions of the Omnibus Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any PSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any PSU any later than the final business day of the third calendar year following the applicable PSU Service Year.

Deferred Share Units

A DSU is a unit equivalent in value to a Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Share, the cash value thereof, or a combination of Shares and cash (as determined by the Plan Administrator in its sole discretion) for each DSU on a future date. The Board may fix from time to time a portion of the total compensation (including annual retainer) paid by the Company to a director in a calendar year for service on the Board (the “Director Fees”) that is to be payable in the form of DSUs. In addition, each director will be given, subject to the provisions of the Omnibus Incentive Plan, the right to elect to receive a portion of the cash Director Fees owing to them in the form of DSUs.

Except as otherwise determined by the Plan Administrator, DSUs shall vest immediately upon grant. The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing (a) the amount of any Director Fees that are to be paid in DSUs (including any elected amount), as determined by the Plan Administrator, by (b) the Market Price of a Share on the date of grant. Upon settlement, holders will receive (a) one fully paid and non-assessable Share in respect of each vested DSU, (b) a cash payment, or (c) a combination of Shares and cash as contemplated by (a) and (b) above, as determined by the Plan Administrator in its sole discretion. Any cash payments made under the Omnibus Incentive Plan by the Company to a participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Share as at the settlement date. Subject to the provisions of the Omnibus Incentive Plan and except as otherwise provided in an award agreement, the settlement date shall be no earlier than the date on which the participant ceases to be a director (and, if such participant is also a non-director employee of the Company or one of its subsidiaries, the date on which the participant ceases to be such an employee) and no later than the last business day of the immediately following calendar year.

Dividend Equivalents

RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Black-out Periods

If an award expires during, or within five business days after, a routine or special trading black-out period imposed by the Company to restrict trades in the Company’s securities, then, notwithstanding any other provision of the Omnibus Incentive Plan, unless the delayed expiration would result in negative tax consequences to the holder of the award, the award shall expire five business days after the trading black- out period is lifted by the Company.

Term

While the Omnibus Incentive Plan will not stipulate a specific term for awards granted thereunder, shareholder approval shall be required to permit an award to be exercisable beyond 10 years from its date of grant, except where an expiry date would have fallen within a blackout period of the Company. All awards must vest and settle in accordance with the provisions of the Omnibus Incentive Plan and any applicable award agreement, which award agreement may include an expiry date for a specific award.

Termination of Employment or Services

The following table describes the impact of certain events upon the participants under the Omnibus Incentive Plan, including termination with cause, termination without cause, resignation, death or disability, subject, in each case, to the terms of a participant’s applicable employment agreement, award agreement or other written agreement and subject to applicable employment standards legislation or regulations applicable to the participant’s employment or other engagement with the Company or any of its subsidiaries:

Event	Provisions
Termination with Cause Termination without Cause Resignation

•  Any unvested awards held that have not been exercised, settled or surrendered as of the Termination Date (as defined in the Omnibus Incentive Plan) shall be forfeited and cancelled.

•  Any vested awards may be exercised, settled or surrendered to the Company by the participant at any time during the period that terminates on the earlier of: (a) the expiry date of such award; and (b) the date that is 90 days after the Termination Date, with any award that has not been exercised, settled or surrendered at the end of such period being immediately forfeited and cancelled.

Death

•  Any award held by the participant that has not vested as of the date of the death of such participant shall vest on such date and may be exercised, settled or surrendered to the Company by the participant’s legal representative at any time during the period that terminates on the earlier of: (a) the expiry date of such award; and (b) the first anniversary of the date of the death of such participant, with any award that has not been exercised, settled or surrendered at the end of such period being immediately forfeited and cancelled.

Disability

•  Any award held by the participant that has not vested as of the date of the Disability (as defined in the Omnibus Incentive Plan) of such participant shall vest on such date and may be exercised or surrendered to the Company by the participant at any time until the expiry date of such award.

Change in Control

Under the Omnibus Incentive Plan, except as may be set forth in an employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and a participant:

(a)

If within 12 months following the completion of a transaction resulting in a Change in Control (as defined below), a participant’s employment is terminated without Cause (as defined in the Omnibus Incentive Plan), without any action by the Plan Administrator:

(i)	any unvested awards held by the participant that have not been exercised, settled or surrendered as of the Termination Date shall immediately vest; and

(ii)

any vested awards may be exercised, settled or surrendered to the Company by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such award; and (B) the date that is 90 days after the Termination Date, with any award that has not been exercised, settled or surrendered at the end of such period being immediately forfeited and cancelled.

(b)

Unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Shares will cease trading on Nasdaq, the TSX and any other exchange on which the Shares are or may be listed from time to time (the “Exchanges”), the Company may terminate all of the awards, other than an option held by a participant that is a resident of Canada for the purposes of the Tax Act, granted under the Omnibus Incentive Plan at the time of, and subject to the completion of, the Change in Control transaction by paying to each holder an amount equal to the fair market value of their respective award (as determined by the Plan Administrator, acting reasonably) at or within a reasonable period of time following completion of such Change in Control transaction.

Subject to certain exceptions, a “Change in Control” includes (a) any transaction pursuant to which a person or group acquires more than 50% of the outstanding Shares, (b) the sale of all or substantially all of the Company’s assets, (c) the dissolution or liquidation of the Company, (d) the acquisition of the Company via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise, or (e) individuals who comprise the Board at the last annual meeting of shareholders (the “Incumbent Board”) cease to constitute at least a majority of the Board, unless the election, or nomination for election by the shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board.

Non-Transferability of Awards

Unless otherwise provided by the Plan Administrator, and except to the extent that certain rights may pass to a beneficiary or legal representative upon the death of a participant by will or as required by law, no assignment or transfer of awards granted under the Omnibus Incentive Plan, whether voluntary, involuntary, by operation of law or otherwise, shall be permitted.

Amendments to the Omnibus Incentive Plan

The Plan Administrator may from time to time, without notice and without approval of the holders of voting shares, amend, modify, change, suspend or terminate the Omnibus Incentive Plan or any awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that (a) no such amendment, modification, change, suspension or termination of the Omnibus Incentive Plan or any award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the Omnibus Incentive Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements, and (b) any amendment that would cause an award held by a U.S. Taxpayer (as such term is defined in the Omnibus Incentive Plan) to be subject to the additional tax penalty under Section 409A(1)(b)(i)(II) of the Code, as amended, shall be null and void ab initio.

Notwithstanding the above, and subject to the rules of the Exchanges (which may require approval of disinterested shareholders), the approval of shareholders is required to effect any of the following amendments to the Omnibus Incentive Plan:

(a)

increasing the number of Shares reserved for issuance under the Omnibus Incentive Plan, except pursuant to the provisions in the Omnibus Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(b)	increasing or removing the 5% limits on Shares issuable or issued to insiders;

(c)

reducing the exercise price of an option award (for this purpose, a cancellation or termination of an award of a participant prior to its expiry date for the purpose of reissuing an award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an award) except pursuant to the provisions in the Omnibus Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(d)

extending the term of an option award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within five business days following the expiry of such a blackout period);

(e)	permitting an option award to be exercisable beyond 10 years from its date of grant (except where an expiry date would have fallen within a blackout period);

(f)	increasing or removing the limits on the participation of non-employee directors;

(g)	permitting awards to be transferred to a person;

(h)	changing the eligible participants; and

(i)	deleting or otherwise limiting the amendments which require approval of the shareholders.

Except for the items listed above, amendments to the Omnibus Incentive Plan will not require shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of an award, (b) amending the provisions for early termination of awards in connection with a termination of employment or service, (c) adding covenants of the Company for the protection of the participants, (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides, and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Anti-Hedging Policy

Participants are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of awards granted to them.

Legacy Incentive Plan

The Legacy Incentive Plan was administered by the board of directors of Algoma Steel Holdings Inc. Pursuant to the Legacy Incentive Plan, LTIP Awards (including director units, incentive restricted share units or incentive performance share units) were granted to employees and directors of Algoma Steel Holdings Inc. and its affiliates.

As discussed above, in connection with the Merger, each outstanding LTIP Award that had vested was exchanged for a Replacement LTIP Award, subject to certain conditions. In connection with the Merger, 3,232,628 LTIP Awards were exchanged for Replacement LTIP Awards. No additional LTIP Awards will be granted under the Legacy Incentive Plan, which was discontinued following the Merger.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

In 2021, the Company purchased a $50 million (in the aggregate) directors’ and officers’ liability insurance policy, which covers indemnification of Directors and officers of the Company in certain circumstances, and has deductibles ranging from nil to $15 million, depending on the type of claim being made. In addition, the Company has entered into indemnification agreements with each of its Directors and officers for liabilities and costs in respect of any action or suit against them in connection with the execution of their duties, subject to customary limitations prescribed by applicable law.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As of the date hereof, none of the Directors, executive officers, employees, former executive officers or former employees of the Company or any of its subsidiaries, and none of their respective associates, is indebted to the Company or any of its subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the Company or any of its subsidiaries.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of the Directors and executive officers of the Company, other than the election of Directors, none of the Directors or executive officers of the Company who have been a Director or executive officer at any time since the beginning of the Company’s last financial year, none of the proposed nominees for election as Directors of the Company, and no associate or affiliate of any of the foregoing, have any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this Information Circular and in the Annual Report under the heading “Interest of Management and Others in Material Transactions”, available on the Company’s profile on SEDAR at to the knowledge of the Directors of the Company, no informed person (as defined in NI 51-102) of the Company, no proposed Director of the Company and no known associate or affiliate of any such informed person or proposed Director, during the year ended March 31, 2022, has or has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction which has or would materially affect the Company or any of its subsidiaries.

OTHER BUSINESS

The Directors are not aware of any matters intended to come before the Meeting other than those items of business set forth in the Notice of Meeting accompanying this Information Circular. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy and voting instruction form to vote in respect of those matters in accordance with their judgment.

ADDITIONAL INFORMATION

Financial information is provided in the Company’s comparative financial statements and the Company’s MD&A for the year ended March 31, 2022. Copies of the Meeting Materials, including the Company’s financial statements for the year ended March 31, 2022, together with the auditors’ report thereon, the MD&A, the Annual Report and this Information Circular, are available upon written request to the Company (at Algoma Steel Group Inc., 105 West Street, Sault Ste. Marie, Ontario P6A 7B4, Attention: General Counsel). The Company may require payment of a reasonable charge if the request is made by a person who is not a Shareholder. These documents and additional information relating to the Company may also be found on the Company’s profile on SEDAR at and on the Company’s website at www.algoma.com. If you have any questions about the information contained in this document or require assistance in completing your form of proxy or voting instruction form, please contact Algoma’s proxy solicitation agent, TMX Investor Solutions Inc., by email at INFO_TMXIS@tmx.com or by telephone at (800) 290-1473 (toll free within North America).

APPROVAL OF DIRECTORS

This Information Circular has been sent to each member of the Board, each shareholder entitled to notice of the Meeting in the manner described in this Information Circular and to Deloitte, as the Company’s auditor. The contents and the sending of this Information Circular to the Shareholders have been approved by the Board of Directors.

Dated: August 5, 2022

BY ORDER OF THE BOARD OF DIRECTORS

“Andy Harshaw”

Chair of the Board of Directors
Algoma Steel Group Inc.

SCHEDULE A

MANDATE OF THE BOARD OF DIRECTORS

See attached.

ALGOMA STEEL GROUP INC.

MANDATE OF THE BOARD OF DIRECTORS

1.	Purpose

The purpose of this Mandate is to set out the mandate and responsibilities of the board of directors (the “Board”) of Algoma Steel Group Inc. (the “Company”). By approving this Mandate, the Board confirms its responsibility for the stewardship of the Company and its affairs. This stewardship function includes responsibility for the matters set out in this Mandate. The responsibilities of the Board described herein are pursuant to, and subject to, the provisions of applicable statutes and the constating documents of the Company and do not impose any additional responsibilities or liabilities on the directors at law or otherwise.

2.	Composition

The Board shall be constituted with a majority of individuals who qualify as “independent” (as defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and within the meaning of applicable Nasdaq Stock Market LLC and U.S. Securities and Exchange Commission rules), provided, however, that if at any time a majority of the directors are not independent because of the death, resignation, bankruptcy, adjudicated incompetence, removal or change in circumstance of any director who was an independent director, this requirement shall not be applicable for a period of 60 days thereafter, during which time the remaining directors shall appoint a sufficient number of directors who qualify as “independent” to comply with this requirement.

Pursuant to applicable rules, an independent director is one who has no direct or indirect relationship with the Company that could, in the view of the Board, be reasonably expected to interfere with a director’s independent judgment.

The Board may elect an independent director to act as chair of the Board (the “Chair”). If the Chair is not an independent director, then the directors of the Board who are independent, shall elect an independent director to act as Lead Director of the Board (the “Lead Director”).

3.	Responsibilities of the Board of Directors

The Board is responsible for the stewardship and oversight of the Company and in that regard shall be specifically responsible for:

(a)	participating in the development of and approving a strategic plan for the Company;

(b)	supervising the activities and managing the investments and affairs of the Company;

(c)	approving major decisions regarding the Company;

(d)	defining the roles and responsibilities of management;

(e)	reviewing and approving the business and investment objectives to be met by management;

(f)	assessing the performance of and overseeing management;

(g)	issuing securities of the Company for such consideration as the Board may deem appropriate, subject to applicable law;

(h)	reviewing the Company’s debt strategy;

(i)	identifying and managing risk exposure;

(j)	ensuring the integrity and adequacy of the Company’s internal controls and management information systems;

(k)	succession planning;

(l)	establishing committees of the Board, where required or prudent, and defining their mandate;

(m)	establishing and maintaining procedures and policies to ascertain director independence;

(n)	maintaining records and providing reports to shareholders;

(o)	ensuring effective and adequate communication with shareholders, other stakeholders and the public; and

(p)	determining the amount and timing of dividends to shareholders, if any.

It is recognized that every director in exercising powers and discharging duties must act honestly and in good faith with a view to the best interest of the Company. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In this regard, they will comply with their duties of honesty, loyalty, care, diligence, skill and prudence.

In addition, directors are expected to carry out their duties in accordance with policies and regulations adopted by the Board from time to time.

It is expected that management will co-operate in all ways to facilitate compliance by the Board with its legal duties by causing the Company and its subsidiaries to take such actions as may be necessary in that regard and by promptly reporting any data or information to the Board that may affect such compliance.

4.	Expectations of Directors

The Board has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the proper conduct of the Board.

(a)

Commitment and Attendance. All directors are expected to maintain a high attendance record at meetings of the Board and the committees of which they are members. Attendance by telephone or video conference may be used to facilitate a director’s attendance.

(b)

Preparation for Meetings. All directors are expected to review the materials circulated in advance of meetings of the Board and its committees and should arrive prepared to discuss the issues presented. Directors are encouraged to contact the Chair, and if one has been appointed and if appropriate, the Lead Director, the Chief Executive Officer and any other appropriate executive officer(s) of the Company to ask questions and discuss agenda items prior to meetings.

(c)

Participation in Meetings. Each director is expected to be sufficiently knowledgeable of the business of the Company, including its financial statements, and the risks it faces, to ensure active and effective, and candid and forthright participation in the deliberations of the Board and of each committee on which he or she serves.

(d)

Loyalty and Ethics. In their roles as directors, all members of the Board owe a duty of loyalty to the Company. This duty of loyalty mandates that the best interests of the Company take precedence over any other interest possessed by a director. Directors are expected to conduct themselves in accordance with the Company’s Code of Business Conduct and Ethics.

(e)

Other Board Memberships and Significant Activities. The Company values the experience directors bring from other boards on which they serve and other activities in which they participate, but recognizes that those boards and activities also may present demands on a director’s time and availability and may present conflicts or legal issues, including independence issues. Each member of the Board should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the member’s time and availability for his or her commitment to the Company. Directors should advise the Chair and the Chief Executive Officer before accepting membership on other public company boards or any audit committee or other significant committee assignment on any other board, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the member’s relationship to the Company.

(f)

Personal Conduct. Directors are expected to: (i) exhibit high standards of personal integrity, honesty and loyalty to the Company; (ii) project a positive image of the Company to news media, the financial community, governments and their agencies, shareholders and employees; (iii) be willing to contribute extra efforts, from time to time, as may be necessary including, among other things, being willing to serve on committees of the Board; and (iv) disclose any potential conflict of interest that may arise with the affairs or business of the Company and, generally, avoid entering into situations where such conflicts could arise or could reasonably be perceived to arise.

(g)

Confidentiality. The proceedings and deliberations of the Board and its committees are confidential. Each member of the Board will maintain the confidentiality of information received in connection with his or her service as a director.

5.	Meetings

The Board will meet not less than four times per year: three meetings to review quarterly results and one meeting prior to the issuance of the annual financial results of the Company. The Board may meet periodically without management and any non-independent directors present to ensure that the Board functions independently of management. At each Board meeting, unless otherwise determined by the Board, an in-camera meeting of independent directors will take place, which session will be chaired by the Chair or, if the Chair is not independent within the meaning of NI 58-101 and one has been appointed, the Lead Director. In discharging its mandate, the Board and any committee of the Board will have the authority to retain and receive advice from outside financial, legal or other advisors (at the cost of the Company) as the Board or any such committee determines to be necessary to permit it to carry out its duties.

The Board appreciates having certain members of senior management attend each Board meeting to provide information and opinion to assist the directors in their deliberations. Management attendees who are not Board members will be excused for any agenda items which are reserved for discussion among directors only.

6.	Board Meeting Agendas and Information

The Chair, and if one has been appointed, the Lead Director, in consultation with management, will develop the agenda for each Board meeting. Agendas will be distributed to the directors before each meeting, and all directors shall be free to suggest additions to the agenda in advance of the meeting.

Whenever practicable, information and reports pertaining to Board meeting agenda items will be circulated to the directors in advance of the meeting. Reports may be presented during the meeting by members of the Board, management and/or staff, or by invited outside advisors. It is recognized that under some circumstances, due to the confidential nature of matters to be discussed at a meeting, it will not be prudent or appropriate to distribute written materials in advance.

7.	Measures for Receiving Shareholder Feedback

All publicly disseminated materials of the Company shall provide for a mechanism for feedback of shareholders.

8.	Telephone and Electronic Board Meetings

A director may participate in a meeting of the directors or in a committee meeting by means of telephone, electronic or such other communications facilities as permit all persons participating in the meeting to communicate with each other and a director participating in such a meeting by such means is deemed to be present at the meeting.

While it is the intent of the Board to follow an agreed meeting schedule as closely as possible, it is felt that, from time to time, with respect to time sensitive matters telephone board meetings may be required to be called in order for directors to be in a position to better fulfill their legal obligations. Alternatively, management may request the directors to approve certain matters by unanimous written consent.

9.	Expectations of and Access to Management

Management shall be required to report to the Board at the request of the Board on the performance of the Company, new and proposed initiatives, the Company’s business and investments, management concerns and any other matter the Board or its Chair may deem appropriate. In addition, the Board expects management to promptly report to the Chair or, if one has been appointed and if appropriate, the Lead Director, any significant developments, changes, transactions or proposals respecting the Company or its subsidiaries. All members of the Board should be free to contact management at any time to discuss any aspect of the Company’s business. Directors should use their judgement to ensure that any such contact is not disruptive to the operations of the Company. The Board expects that there will be frequent opportunities for members of the Board to meet with management in meetings of the Board and committees, or in other formal or informal settings.

10.	Access to Outside Advisors.

The Board may, in its sole discretion, retain and obtain the advice and assistance of such advisors as it deems necessary to fulfil its duties and responsibilities under this Mandate. The Board may set the compensation and oversee the work of such advisors to be paid by the Company.

11.	Communications Policy

The Board shall approve the content of the Company’s major communications to shareholders and the investing public including any annual report, management information circular, annual information form and any prospectuses which may be issued. The Audit Committee shall review and recommend to the Board the approval of the quarterly and annual financial statements (including the management discussion and analysis) and press releases relating to financial matters. The Board also has responsibility for monitoring all of the Company’s external communications. However, the Board believes that it is generally the function of management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. The Board will appoint an independent, non-executive director to be available to shareholders with concerns should communications with management fail to resolve the issue or such contact is inappropriate.

The Board shall have responsibility for reviewing the Company’s policies and practices with respect to disclosure of financial and other information including insider reporting and trading. The Board shall approve and monitor the disclosure policies designed to assist the Company in meeting its objective of providing timely, consistent and credible dissemination of information, consistent with disclosure requirements under applicable securities law. The Board shall review the Company’s policies relating to communication and disclosure on an annual basis.

12.	Internal Control and Management Information Systems

The Board has responsibility for the integrity of the Company’s internal control and management information systems. All material matters relating to the Company and its business require the prior approval of the Board, subject to the Board’s ability to delegate such matters to, among others, the Company’s Audit Committee, Compensation Committee, Nominating and Governance Committee and management. Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company’s business subject to any management authority guidelines adopted by the Board.

The Audit Committee has responsibility for ensuring internal financial controls are appropriately designed, implemented and monitored and for ensuring that management’s financial reporting is complete and accurate, even though management may be charged with developing and implementing the necessary procedures.

13.	Delegation of Powers

The directors may establish one or more committees and may, subject to the Company’s articles, delegate to such committees any of the powers of the Board. The directors may also, subject to the Company’s articles, delegate powers to manage the business and affairs of the Company to such of the officers of the Company as they, in their sole and absolute discretion, may deem necessary or desirable to appoint, and define the scope of and manner in which such powers will be exercised by such persons as they may deem appropriate.

The Board retains responsibility for oversight of any matters delegated to any director(s) or any committee of the Board, to management or to other persons.

14.	Board Effectiveness

The Board shall review and, if determined appropriate, approve the recommendations of the applicable committee of the Board, if any, concerning the adoption of written position descriptions for the Chair and, if one has been appointed, the Lead Director, and for the chair of each committee of the Board, and for the

Chief Executive Officer, provided that in approving a position description for the Chief Executive Officer, the Board shall consider the input of the Chief Executive Officer and shall develop and approve corporate goals and objectives that the Chief Executive Officer is responsible for meeting (which may include goals and objectives relevant to the Chief Executive Officer’s compensation, as recommended by the applicable committee of the Board, if any).

The Board shall review and, if determined appropriate, adopt a process recommended by the applicable committee of the Board, if any, for reviewing the performance and effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors on an annual basis.

15.	Education and Training

The Board will provide newly elected directors with an orientation program to educate them on the Company, their roles and responsibilities on the Board and its committees, the contribution that an individual director is expected to make, as well as the Company’s internal controls, financial reporting and accounting practices. In addition, directors will, from time to time, as required, receive: (a) training to increase their skills and abilities, as it relates to their duties and their responsibilities on the Board; and (b) continuing education about the Company to maintain a current understanding of the Company’s business, including its operations, internal controls, financial reporting and accounting practices.

16.	No Rights Created

This Mandate is a broad policy statement and is attended to be part of the Board’s flexible governance framework. While this Mandate should comply with all applicable law and the Company’s constating documents, this Mandate does not create any legally binding obligations on the Board, any of its committees, any director or the Company.

For questions or more information with respect to the

Annual General Meeting of Algoma Steel Group Inc., please contact our proxy solicitation agent:

Toll Free North America: (800) 290-1473

Email: INFO_TMXIS@TMX.com